UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SYMBOLIC LOGIC, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
30049R209
(CUSIP Number of Class of Securities)
Matthew Stecker
Chief Executive Officer
9800 Pyramid Court, Suite 400
Englewood, CO 80112
(303) 802-1000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the filing person)
Copy to:
Robert S. Matlin, Esq.
David A. Bartz, Esq.
K&L Gates LLP
599 Lexington Ave
New York, NY 10022
(212) 536-3900

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Symbolic Logic, Inc., a Delaware corporation (the “Company”), to purchase for cash up to $9.6 million of shares (the “shares”) of its common stock, par value $0.001 per share, pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $1.30 and not more than $1.55 per share, or (ii) purchase price tenders, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 23, 2022 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit 12(a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which is attached hereto as Exhibit 12(a)(1)(B).
This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.
Items 1 through 9; Item 11.
All information contained in the Offer to Purchase and accompanying Letter of Transmittal, including all exhibits and schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.
The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.
Item 10.   Financial Statements.
Not applicable.
Item 12.   Exhibits.
Exhibit Number	Description
(a)(1)(A)✓	Offer to Purchase, dated May 23, 2022.
(a)(1)(B)✓	Letter of Transmittal.
(a)(1)(C)✓	Notice of Guaranteed Delivery.
(a)(1)(D)✓	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 23, 2022.
(a)(1)(E)✓	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 23, 2022.
(a)(2)	Not Applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)✓	Press release issued May 23, 2022, announcing the commencement of the Tender Offer.
(b)	Not applicable.
(c)	None.
(d)(A)*	Employment Agreement entered into between Evolving Systems, Inc. and Matthew Stecker (incorporated by reference to Exhibit 10.1 of the 8-K, filed on July 23, 2019).

Exhibit Number	Description
(d)(B)*	Amendment to Employment Agreement entered into between Evolving Systems, Inc. and Matthew Stecker (incorporated by reference to Exhibit 10.1 of the 8-K, filed on May 22, 2020).
(d)(C)*	Evolving Systems, Inc. 2016 Stock Incentive Plan, as amended (incorporated by reference to Appendix A of the Definitive Proxy Statement on Schedule 14A, filed on April 26, 2018).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107✓	Filing Fee Table.

*
Management contract or executive compensation plan or arrangement

✓
Filed herewith

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Symbolic Logic, Inc.

Date: May 23, 2022	By:	/s/ Matthew Stecker Name: Matthew Stecker Title: Chief Executive Officer and Executive Chairman

EXHIBIT (a)(1)(A)
SYMBOLIC LOGIC, INC.
Offer to Purchase For Cash
Shares of Common Stock for an Aggregate Purchase Consideration of No More Than $9.6 Million at a Purchase Price Not Less Than $1.30 per Share and Not More Than $ 1.55 per Share
THE OFFER PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 4:59 PM EASTERN DAYLIGHT TIME ON JUNE 23, 2022, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”) OR OTHERWISE TERMINATED.
Symbolic Logic, Inc., a Delaware corporation, formerly known as Evolving Systems, Inc. (OTC Pink: EVOL) (the “Company,” “Symbolic,” “we,” “our” or “us”), is offering to purchase for cash shares (the “shares”) of its common stock, par value $0.001 per share (the “common stock”), pursuant to a modified “Dutch auction” whereby stockholders may tender shares: (i) at prices specified by the tendering stockholders of not less than $1.30 and not more than $1.55 per share (“Auction Tenders”), or (ii) at the Purchase Price (as defined below) determined as described herein (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”). The Company is offering (the “Offer”) to purchase for cash shares having an aggregate purchase consideration under the Offer (“Aggregate Purchase Consideration”) of no more than $9.6 million.
Stockholders who wish to tender shares without specifying a price at which such shares may be purchased by the Company should make a Purchase Price Tender. Under a Purchase Price Tender, shares will be purchased, upon the terms and subject to the conditions of the Offer, at the Purchase Price determined in the manner provided herein. Shares validly tendered pursuant to Purchase Price Tenders will be deemed to be tendered at the minimum price of $1.30 per share for purposes of determining the Purchase Price. Stockholders who validly tender shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender.
Promptly following the Expiration Time, the Company will, upon the terms and subject to the conditions of the Offer, as described in this Offer to Purchase, determine a single price per share (the “Purchase Price”), which will be not less than $1.30 and not more than $1.55 per share, that the Company will pay for shares accepted for payment in the Offer. The Purchase Price will be the lowest price per share of not less than $1.30 and not more than $1.55 per share that will enable us to purchase the maximum number of shares validly tendered in the Offer and not validly withdrawn having an Aggregate Purchase Consideration not exceeding $9.6 million. Only shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Offer. Shares validly tendered pursuant to an Auction Tender at a price that is greater than the Purchase Price will not be purchased in the Offer. Upon the terms and subject to the conditions of the Offer, if shares having an Aggregate Purchase Consideration of less than $9.6 million are validly tendered and not validly withdrawn, the Company will purchase all shares validly tendered and not validly withdrawn. Because of the proration, “odd lot” priority and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the Purchase Price may not be purchased if shares having an Aggregate Purchase Consideration of more than $9.6 million are validly tendered at or below the Purchase Price and not validly withdrawn. Shares not purchased in the Offer will be returned to the tendering stockholders promptly after the Expiration Time.
In accordance with the rules of the Securities and Exchange Commission (the “SEC”), in the event that shares having an Aggregate Purchase Consideration of more than $9.6 million are validly tendered at or below the Purchase Price, the Company may, at our sole option, accept for payment an additional number of shares of common stock not to exceed 2% of the total number of shares of common stock outstanding (exclusive of any shares of common stock held by or for our account or by or for the account of any of our subsidiaries) without extending the Expiration Time. Unless otherwise expressly stated, information in this Offer to Purchase assumes that no such additional shares of common stock will be purchased. The Company also expressly reserves the right, in our sole discretion, to amend the Offer to purchase additional shares, subject to applicable law. See Section 2.
Assuming that the Offer is fully subscribed and the Company elects, in its sole discretion, to purchase the maximum amount of $9.6 million of shares, if the Purchase Price is determined to be $1.30 per share, the minimum price per share pursuant to the Offer, the Company would purchase 7,384,615 shares pursuant to the Offer, which would represent approximately 59.8% of our outstanding common stock as of May 20, 2022. Assuming that the Offer is fully subscribed and the Company elects, in its sole discretion, to purchase the maximum amount of $9.6 million of shares, if the Purchase Price is determined to be $1.55 per share, the maximum price per share pursuant to the Offer, the Company would purchase 6,193,548 shares pursuant to the Offer, which would represent approximately 50.2% of our outstanding common stock as of May 20, 2022.
THE OFFER IS NOT CONDITIONED UPON OBTAINING FINANCING OR ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS.
Our common stock is traded on the OTC Pink Market (“OTC Pink”) under the symbol “EVOL”. On May 20, 2022, the last full trading day prior to our commencement of the Offer, the reported closing price of our common stock on OTC Pink was $1.12 per share. You are urged to obtain current market quotations for our common stock before deciding whether, and at what price or prices, to tender your shares pursuant to the Offer. See Section 3.
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFER OR PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

IMPORTANT
OUR BOARD OF DIRECTORS HAS AUTHORIZED THE OFFER. HOWEVER, NONE OF THE COMPANY, OUR BOARD OF DIRECTORS, THE DEPOSITARY (AS DEFINED BELOW) OR THE INFORMATION AGENT (AS DEFINED BELOW) MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. NEITHER HAS THE COMPANY AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU MUST MAKE YOUR OWN DECISIONS AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE INTO, THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL, INCLUDING THE PURPOSE AND EFFECTS OF THE OFFER. SEE SECTION 6. YOU ARE URGED TO DISCUSS YOUR DECISIONS WITH YOUR TAX ADVISOR, FINANCIAL ADVISOR AND/OR BROKER.
Our directors and executive officers are entitled to participate in the Offer on the same basis as all other stockholders. However, all of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. The equity ownership of our directors and executive officers who do not tender their shares in the Offer will proportionally increase as a percentage of our outstanding common stock following the consummation of the Offer. During the pendency of the Offer and after termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions, including through one or more pre-arranged stock trading plans in accordance with Rule 10b5-1 of the Exchange Act (as defined below), at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer.
If you wish to tender all or any portion of your shares pursuant to the Offer, you must do one of the following prior to the Expiration Time:
•
if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

•
if you hold certificates in your own name, complete and sign a Letter of Transmittal in accordance with its instructions and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer (the “Depositary”), at one of the addresses shown on the Letter of Transmittal; or

•
if you are an institution with a participant account with The Depository Trust Company (“DTC”) and you hold your shares through DTC, tender your shares according to the procedures for book-entry transfer described in Section 3.

If you want to tender your shares but your certificates for the shares are not immediately available, or cannot be delivered to the Depositary within the required time, or you cannot comply with the procedures for book-entry transfer on a timely basis, or your other required documents cannot be delivered to the Depositary prior to the Expiration Time, you may still tender your shares if you comply with the guaranteed delivery procedures described in Section 3.
Beneficial owners of shares should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own deadline, earlier than the Expiration Time, for participation in the Offer. Accordingly, beneficial owners of shares wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which they must take action in order to participate in the Offer.
If you wish to maximize the chance that your shares will be purchased by us in the Offer, you should validly tender your shares pursuant to a Purchase Price Tender. Shares validly tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $1.30 per share (which is the minimum price per share pursuant to the Offer) for purposes of determining the Purchase Price. Accordingly, Purchase Price Tenders could result in the Purchase Price being lower and could result in your shares being purchased at the minimum price per share in the Offer.

Questions and requests for assistance may be directed to D. F. King & Co., Inc., the information agent for the Offer (the “Information Agent” or “D. F. King”), at the telephone number and address set forth on the back cover page of this Offer to Purchase. You may request additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other documents relating to the Offer from the Information Agent at the telephone number and address on the back cover page of this Offer to Purchase. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
We are not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, the Company may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such jurisdiction in compliance with applicable laws. In any jurisdiction with securities or blue-sky laws that require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the Offer or as to the price or prices at which you may choose to tender your shares in the Offer. You should rely only on the information contained in this Offer to Purchase and in the Letter of Transmittal or in documents incorporated by reference in this Offer to Purchase. Our delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained in this Offer to Purchase is correct as of any time other than the date of this Offer to Purchase or that there have been no changes in the information included or incorporated by reference herein or in the affairs of Symbolic or any of its subsidiaries or affiliates since those respective dates, except that the Company will, to the extent required by Rule 13e-4 under the Exchange Act, amend the Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, to reflect any material change in the information previously disclosed.
We have not authorized anyone to provide you with any information or to make any representation in connection with the Offer, other than the information and representations contained in this Offer to Purchase, the documents incorporated by reference herein or in the Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us, our board of directors (the “Board of Directors” or the “Board”), the Depositary or the Information Agent.

SUMMARY TERM SHEET
We are providing this summary term sheet for your convenience. This summary term sheet highlights certain information in this Offer to Purchase. It does not describe all of the details of the Offer to the same extent described elsewhere in this Offer to Purchase. To understand the Offer fully and for a more complete description of the terms of the Offer, you should read carefully this entire Offer to Purchase (including the documents incorporated by reference herein), the Letter of Transmittal and the other documents relating to the Offer that the Company has distributed to you. The Company has included references to the sections of this Offer to Purchase where you will find a more complete description of the topics in this summary.
Who is offering to purchase the shares of common stock?
The issuer of the shares, Symbolic Logic, Inc., a Delaware corporation, formerly known as Evolving Systems, Inc. (OTC Pink: EVOL) (the “Company,” “Symbolic,” “we,” “our” or “us”), is offering to purchase your shares.
How many shares of common stock is Symbolic offering to purchase?
Upon the terms and subject to the conditions of the Offer, the Company is offering to purchase, at the Purchase Price, shares of common stock validly tendered in the Offer and not validly withdrawn having a maximum Aggregate Purchase Consideration of up to $9.6 million. Because the Purchase Price will only be determined after the Expiration Time, the number of shares that will be purchased will not be known until after that time. Assuming that the Offer is fully subscribed and the Company elects, in its sole discretion, to purchase the maximum amount of $9.6 million of shares, if the Purchase Price is determined to be $1.30 per share, the minimum price per share pursuant to the Offer, the Company would purchase 7,384,615 shares pursuant to the Offer, which would represent approximately 59.8% of our outstanding common stock as of May 20, 2022. Assuming that the Offer is fully subscribed and the Company elects, in its sole discretion, to purchase the maximum amount of $9.6 million of shares, if the Purchase Price is determined to be $1.55 per share, the maximum price per share pursuant to the Offer, the Company would purchase 6,193,548 shares pursuant to the Offer, which would represent approximately 50.2% of our outstanding common stock as of May 20, 2022.
In addition, in accordance with the rules of the SEC, in the event that shares having an Aggregate Purchase Consideration of more than $9.6 million are validly tendered at or below the Purchase Price, the Company may, at its option accept for payment an additional number of shares of our common stock not to exceed 2% of the total number of shares of common stock outstanding (exclusive of any shares of our common stock held by or for its account or by or for the account of any of its subsidiaries) without extending the Expiration Time. Unless otherwise expressly stated, information in this Offer to Purchase assumes that no such additional shares of common stock will be purchased. See Section 2.
What will the Purchase Price be for the shares and what will be the form of payment?
We are conducting the Offer through a procedure known as a modified “Dutch auction.” This procedure allows you to select the price (in increments of $0.05) within a price range specified by us at which you are willing to sell your shares. Upon the terms and subject to the conditions of the Offer, you may tender shares in the Offer (i) at prices you specify of not less than $1.30 and not more than $1.55 per share, which the Company refers to in this Offer to Purchase as “Auction Tenders” or (ii) at the purchase price determined as provided below, which the Company refers to in this Offer to Purchase as “Purchase Price Tenders.” Stockholders who validly tender shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender. For purposes of determining the Purchase Price, shares validly tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $1.30 per share (which is the minimum price per share pursuant to the Offer). The Company is offering to purchase shares having an Aggregate Purchase Consideration of no more than $9.6 million. Promptly after one minute after 4:59 P.M. (Eastern Daylight Time) on June 23, 2022, unless the Offer is extended (such date and time, as it may be extended, the “Expiration Time”), the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per share, which the Company refers to as the “Purchase Price,” which will be not less than $1.30 and not more than $1.55 per share, that the Company will pay for all shares validly tendered in the Offer and not validly withdrawn, taking into account the number of shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by stockholders tendering shares pursuant to Auction Tenders.
The Purchase Price will be the lowest price per share of not less than $1.30 and not more than $1.55 per share that will enable us to purchase the maximum number of shares validly tendered and not validly withdrawn in the Offer having an Aggregate Purchase Consideration not exceeding $9.6 million. The Company will publicly announce the Purchase Price promptly after the Company has determined it and, upon the terms and subject to the conditions of the Offer (including the proration provisions), the Company will pay the Purchase Price in cash, subject to applicable withholding taxes and without interest, to all stockholders whose shares are accepted for payment pursuant to the Offer. See Section 3.
If you wish to maximize the chance that your shares will be purchased in the Offer, you may elect to make a Purchase Price Tender, meaning that you tender your shares indicating that you will accept the Purchase Price that the Company determines pursuant to the terms of the Offer. If you make a Purchase Price Tender, your shares will be deemed to be tendered at the minimum price of $1.30 per share. You should understand that this election may lower the Purchase Price and could result in your shares being purchased at the minimum price of $1.30 per share, which could be below the reported closing price of our common stock on OTC Pink at the Expiration Time. See Section 2.
How will Symbolic pay for the shares?
The maximum Aggregate Purchase Consideration for the shares purchased in the Offer will be $9.6 million. The Company expects to fund the purchase of shares pursuant to the Offer, together with all related fees and expenses, with proceeds from the Sale of Operations (as defined below). See Section 7.
How long do I have to tender my shares?
You may tender your shares until the Offer expires at the Expiration Time. The Offer will expire one minute after 4:59 P.M. Eastern Daylight Time on June 23, 2022, unless the Company extends or otherwise terminates the Offer.
If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they will have their own deadline, earlier than the Expiration Time, for you to act to instruct them to accept the Offer on your behalf. The Company urges you to immediately contact your broker, dealer, commercial bank, trust company or other nominee to find out their deadline. See Section 3.
Will I be entitled to dividends if I tender my shares?
As of the date of the Offer, the Board has not declared that a dividend be paid. The declaration, payment, and amount of future dividends, if any, is subject to the discretion of our Board of Directors, which may review our dividend policy from time to time in light of the then-existing relevant facts and circumstances. Accepted tendered shares are considered sold and, thus, the tendering stockholder will not receive future dividends, if any.
Can the Offer be extended, amended or terminated and, if so, under what circumstances?
The Company can extend the Expiration Time for the Offer in its sole discretion at any time, subject to applicable laws. The Company may, however, decide not to extend the Expiration Time for the Offer. If the Company were to extend the Expiration Time for the Offer, the Company cannot indicate, at this time, the length of any extension that the Company may provide. If the Company extends the Expiration Time for the Offer, the Company will delay the acceptance of any shares that have been tendered, and any shares that have been previously tendered may be withdrawn up until the Expiration Time, as so extended. The Company can also amend (including to increase or decrease the consideration per share) or terminate the Offer, subject to applicable law. See Sections 2, 3 and 10.
How will I be notified if the Offer is extended, amended or terminated?
If the Expiration Time for the Offer is extended, the Company will issue a press release announcing the extension and the new Expiration Time no later than 9:00 a.m. (Eastern Daylight Time) on the first business day after the last previously scheduled Expiration Time. The Company will announce an amendment to or termination of the Offer by issuing a press release announcing the amendment or termination. See Section 11. If the Company extends the Offer, you may withdraw your shares until the Expiration Time, as extended. See Section 3.
What is the purpose of the Offer?
Our Board of Directors has determined that it is in the best interests of the Company and its stockholders to repurchase shares of our common stock at this time pursuant to the Offer. Consistent with our capital allocation priorities, the Offer creates an opportunity to drive long-term stockholder value through the accretive return of excess cash generated by the business while maintaining a strong balance sheet position. The modified “Dutch auction” tender offer set forth in this Offer to Purchase is a mechanism that will provide stockholders with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment if they so elect. Conversely, the Offer also affords stockholders the option not to participate and, thereby, to increase their relative ownership interest in Symbolic if the Offer is consummated. See Section 6.
Has Symbolic or its Board of Directors adopted a position on the Offer?
While our Board of Directors has authorized the Offer, it has not, nor has the Company, the Information Agent or the Depositary made, and the Company and they are not making, any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decisions as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in, and incorporated by reference into, this Offer to Purchase and in the Letter of Transmittal, including the purpose and effects of the Offer. You are urged to discuss your decisions with your tax advisor, financial advisor and/or broker. See Sections 10 and 11.
Do Symbolic’s directors or executive officers intend to tender their shares in the Offer?
Our directors and executive officers are entitled to participate in the Offer on the same basis as all other stockholders. However, all of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. The equity ownership of our directors and executive officers who do not tender their shares in the Offer will proportionally increase as a percentage of our outstanding common stock following the consummation of the Offer. During the pendency of the Offer and after termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions, including through one or more pre-arranged stock trading plans in accordance with Rule 10b5-1 of the Exchange Act, at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer.
What are the conditions of the Offer?
The Offer is not conditioned upon obtaining financing or any minimum number of shares being tendered. Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of or the payment for, shares tendered, subject to the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if at any time on or after the commencement of the Offer, and at or prior to the expiration of the Offer, the conditions to the Offer are not met. Our obligation to accept and purchase and pay for shares tendered in the Offer, however, depends upon a number of conditions that must be satisfied or waived by us, at or prior to the Expiration Time, including, but not limited to, the following:
•
no action, suit, proceeding or application by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic or foreign, before any court, authority, agency, other tribunal or arbitrator or arbitration panel shall have been instituted or shall be pending, nor shall the Company have received notice of any such action, that directly or indirectly (1) challenges or seeks to challenge, restrain, prohibit, delay or otherwise affect, the making of the Offer, the acquisition by us of some or all of the shares pursuant to the Offer or otherwise relates in any manner to the Offer or seeks to obtain material damages in respect of the Offer, (2) seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Offer illegal, (3) may result in a delay in our ability to accept for payment or pay for some or all of the shares or (4) could reasonably be expected to materially and adversely affect our or our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), liquidity, operations, results of operations, cash flows or prospects or otherwise materially impair the contemplated future conduct of our business or our ability to purchase some or all of the shares in the Offer;
•
our acceptance for payment, purchase or payment for any shares tendered in the Offer shall not violate or conflict with, or otherwise be contrary to, any applicable law, statute, rule, regulation, decree or order;

•
no action shall have been taken nor any statute, rule, regulation, judgment, ballot initiative, decree, injunction or order (preliminary, permanent or otherwise) shall have been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries by any court, government or governmental agency or other regulatory or administrative authority or body, domestic or foreign, which (1) indicates that any approval or other action of any such court, agency, authority or body may be required in connection with the Offer or the purchase of shares thereunder, (2) is reasonably likely to make the purchase of, or payment for, some or all of the shares pursuant to the Offer illegal or to prohibit, restrict or delay consummation of the Offer or (3) could reasonably be expected to materially and adversely affect our or our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), liquidity, operations, results of operations, cash flows or prospects or otherwise materially impair the contemplated future conduct of our business or our ability to purchase some or all of the share in the Offer;

•
no decrease of more than 10% in the market price for our common stock or in the Dow Jones Industrial Average, the New York Stock Exchange Index, the New York Stock Exchange Composite Index, the Nasdaq Composite Index or the Standard & Poor’s 500 Composite Index measured from the close of trading on May 23, 2022 shall have occurred;

•
no general suspension of trading in securities on any United States national securities exchange or in the over-the-counter market, the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, Europe, or any other country in which the Company conducts its business, whether or not mandatory, or any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that is likely, in our reasonable judgment, to materially adversely affect, the extension of credit by banks or other lending institutions in the United States, Europe, or any other country in which the Company conducts its business shall have occurred;

•
no change, condition, event or development, or condition, event or development involving a prospective change, shall have occurred, be discovered, or be threatened in writing relating to (i) general legislative, regulatory, political, market, economic or financial conditions in the United States, Europe, or any other country in which the Company conducts its business, (ii) legislative, regulatory, political, market, economic or financial conditions with respect to our industry or business or (iii) our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), liquidity, operations, results of operations, cash flows or prospects, which in our reasonable judgment is or may be materially adverse to us or otherwise makes it inadvisable for us to proceed with the Offer;

•
in the case of any of the matters described in the preceding two bullets existing at the time of the announcement of the Offer, as applicable, no material acceleration or worsening shall have occurred;

•
no natural disaster or the commencement or escalation, on or after May 23, 2022, of war, armed hostilities or other international or national calamity, including, but not limited to, any outbreak of a pandemic or contagious disease or an act of terrorism, directly or indirectly involving the United States, Europe or any other country in which the Company conducts its business (including the COVID-19 pandemic, to the extent that there is any material adverse development related thereto on or after May 23, 2022, such as any significant slowdown in economic growth, or any significant new precautionary or emergency measures, recommendations or orders taken or issued by any governmental authority or person in response to the COVID-19 pandemic which in our reasonable judgment is or may be materially adverse to us or otherwise makes it inadvisable for us to proceed with the Offer), shall have occurred;
•
no tender or exchange offer for any or all of our outstanding common stock (other than the Offer), or any material merger, amalgamation, acquisition, business combination or other similar transaction with or involving us or any of our subsidiaries, shall have been proposed, announced or made by any person or entity or shall have been publicly disclosed, nor shall the Company have entered into a definitive agreement or an agreement in principle with any person with respect to a material merger, amalgamation, acquisition, business combination or other similar transaction;

•
we shall not have learned after the date of this Offer to Purchase that any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person (1) has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding common stock, whether through the acquisition of shares of common stock, the formation of a group, the grant of any option or right (options for and other rights to acquire shares of our common stock that are acquired or proposed to be acquired being deemed to be immediately exercisable, exchangeable or convertible for purposes of this clause), or otherwise (other than anyone who publicly disclosed such ownership in a filing with the SEC on or before May 20, 2022), (2) which has filed a Schedule 13D or Schedule 13G with the SEC on or before May 20, 2022 reporting it has acquired or proposes to acquire, whether through the acquisition of shares, the formation of a group, the grant of any option or right (options for and other rights to acquire shares of our common stock that are acquired or proposed to be acquired being deemed to be immediately exercisable, exchangeable or convertible for purposes of this clause) or otherwise (other than by virtue of consummation of the Offer), beneficial ownership of an additional 1% or more of our outstanding common stock, (3) shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities or (4) has issued a press release, public letter, filing with the SEC or other public announcement, or taken any other action starting, in our reasonable determination, an activist campaign against the Company;

•
no approval, permit, authorization, favorable review or consent or waiver of or filing with any domestic or foreign governmental entity or other authority or any third-party consent or notice, required to be obtained or made in connection with the Offer shall have been obtained or made on terms and conditions reasonably satisfactory to us; or

•
we shall not have determined that the consummation of the Offer and the purchase of the shares pursuant to the Offer is likely, in our reasonable judgment, to cause our common stock to be eligible for deregistration under the Exchange Act.

How will the Offer affect the number of our shares outstanding and the number of record holders?
As of May 20, 2022 there were 12,333,184 shares of our common stock issued and outstanding. Because the Purchase Price will only be determined after the Expiration Time, the number of shares of common stock that will be purchased will not be known until after that time. Assuming that the Offer is fully subscribed and the Company elects, in its sole discretion, to purchase the maximum amount of $9.6 million of shares, if the Purchase Price is determined to be $1.30 per share, the minimum price per share pursuant to the Offer, the Company could purchase 7,384,615 shares pursuant to the Offer, which would represent approximately 59.8% of our outstanding common stock as of May 20, 2022. Assuming that the Offer is fully subscribed and the Company elects, in its sole discretion, to purchase the maximum amount of $9.6 million of shares, if the Purchase Price is determined to be $1.55 per share, the maximum price per share pursuant to the Offer, the Company could purchase 6,193,548 shares pursuant to the Offer, which would represent approximately 50.2% of our outstanding common stock as of May 20, 2022.
If any of our stockholders:
•
who hold shares in their own name as holders of record; or

•
who are “registered holders” as participants in the DTC’s system whose names appear on a security position listing tender their shares in full and that tender is accepted in full, then the number of record holders would be reduced. See Section 6.
Will Symbolic continue as an Exchange Act reporting company following the Offer?
Yes, for the foreseeable future. At this time, Symbolic has not made any plans and does not intend to make any filings to terminate the common stock’s registration under the Exchange Act. In the future, in its sole discretion, at any time, the Company may consider whether it is in the best interest of the Company and its stockholders to cease being an Exchange Act reporting company. See Section 6.
How do I tender my shares?
If you wish to tender all or any portion of your shares pursuant to the Offer, you must do one of the following prior to the Expiration Time:
•
if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

•
if you hold certificates in your own name, complete and sign a Letter of Transmittal in accordance with its instructions and deliver it together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to the Depositary, at one of the addresses shown on the Letter of Transmittal; or

•
if you are an institution with a participant account with DTC and you hold your shares through DTC, tender your shares according to the procedures for book entity for book-entry transfer described in Section 3.

In accordance with Instructions 4 and 5 to the Letter of Transmittal, each stockholder who is not tendering through DTC and who desires to tender shares in the Offer must either check (1) one, and only one, of the boxes in the section of the Letter of Transmittal captioned “Auction Price Tender: Price (in Dollars) per Share at Which Shares are Being Tendered,” indicating the price (in increments of $0.05) at which shares are being tendered, or (2) the box in the section of the Letter of Transmittal captioned “Purchase Price Tender,” in which case you will be deemed to have tendered your shares at the minimum price of $1.30 per share.
If tendering stockholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Purchase Price Tender.” For purposes of determining the Purchase Price, shares validly tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $1.30 per share (which is the minimum price per share pursuant to the Offer). Accordingly, Purchase Price Tenders could result in the Purchase Price being lower and could result in your shares being purchased at the minimum price per share in the Offer, which could be below the reported closing price of our common stock on the OTC Pink at the Expiration Time.
If you want to tender your shares but (1) your certificates for the shares are not immediately available, or cannot be delivered to the Depositary within the required time, (2) you cannot comply with the procedures for book-entry transfer on a timely basis or (3) your other required documents cannot be delivered to the Depositary prior to the Expiration Time, you may still tender your shares if you comply prior to the Expiration Time with the guaranteed delivery procedures described in Section 3.
Beneficial owners of shares should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline, earlier than the Expiration Time, for participation in the Offer. Accordingly, beneficial owners of shares wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which they must take action in order to participate in the Offer.
You may contact the Information Agent, or your broker, dealer, commercial bank, trust company or other nominee for assistance. The contact information for the Information Agent is on the back cover page of this Offer to Purchase. See Section 3 and Instructions to the Letter of Transmittal.

May I tender only a portion of the shares that I hold?
Yes. You do not have to tender all of the shares that you own to participate in the Offer.
In what order will Symbolic purchase the tendered shares?
If the conditions to the Offer have been satisfied or waived and shares having an Aggregate Purchase Consideration of less than $9.6 million are validly tendered and not validly withdrawn, the Company will purchase all shares validly tendered and not validly withdrawn.
If the conditions to the Offer have been satisfied or waived and shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an Aggregate Purchase Consideration exceeding $9.6 million, the Company will purchase shares in the following order of priority:
•
first, all shares owned in “odd lots” (less than 100 shares) that have been validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), as indicated by completing the section entitled “Odd Lots” in the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) and, if applicable, in the Notice of Guaranteed Delivery;

•
second, all other tendered shares (other than conditionally tendered shares for which the condition was not satisfied) validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), on a pro rata basis, if necessary, with appropriate adjustments to avoid the purchase of fractional shares, until the Company has purchased shares resulting in an Aggregate Purchase Consideration of $9.6 million; and

•
third, only if necessary to permit us to purchase shares resulting in an Aggregate Purchase Consideration of $9.6 million, shares validly conditionally tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time) for which the condition was not initially satisfied, by random lot, to the extent feasible (to be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have validly tendered and not validly withdrawn all of their shares prior to the Expiration Time). See Sections 2 and 3.

Because of the “odd lot” priority, proration and conditional tender provisions described above, the Company may not purchase all of the shares that you tender even if you validly tender them at a price per share at or below the Purchase Price.
If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?
If you own, beneficially or of record, fewer than 100 shares in the aggregate, you validly tender all of these shares at or below the Purchase Price prior to the Expiration Time (and do not validly withdraw such shares) and you complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, and all conditions to the Offer are satisfied or waived, the Company will purchase all of your shares without subjecting them to proration. See Section 3.
Once I have tendered shares in the Offer, can I withdraw my tender?
Yes. You may withdraw your tendered shares at any time prior to the Expiration Time. See Section 3.
How do I withdraw shares previously tendered?
To validly withdraw tendered shares, you must deliver on a timely basis, a written or email transmission with notice of your withdrawal to the Depositary, at one of its addresses set forth on the back cover page of this Offer to Purchase, or at the email address in the Notice of Guaranteed Delivery, while you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn, the price per share at which such shares were tendered, if an Auction Tender is being withdrawn, and the name of the registered holder of such shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedures for book-entry transfer set forth in Section 3. If you have tendered your shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your shares. You should note that your broker, dealer, commercial bank, trust company or other nominee through which you have tendered shares will likely have its own deadline, earlier than the Expiration Time, for you to act to instruct them to withdraw a tender pursuant to the Offer. See Section 3.
What will happen to my shares if they are not purchased in the Offer?
The Depositary will return unpurchased shares promptly after the expiration or termination of the Offer or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.
What will happen if I do not tender my shares?
Stockholders who do not participate in the Offer and do not otherwise sell their shares of common stock will retain their shares and, if the Company completes the Offer, their relative ownership interest in the Company will automatically increase. See Section 6.
When and how will Symbolic pay for my tendered shares that are accepted for payment pursuant to the Offer?
Upon the terms and subject to the conditions of the Offer, the Company will pay the Purchase Price net to the seller in cash, less any applicable withholding taxes and without interest, for the shares the Company purchases promptly after the expiration of the Offer and the acceptance of the shares for payment.
We will announce the preliminary results of the Offer, including Purchase Price and preliminary information about any expected proration, by 9:00 a.m., Eastern Daylight Time, on the business day following the Expiration Time. The Company does not expect, however, to announce the final results of any proration and begin paying for tendered shares until after the expiration of the period for delivery of shares tendered using the guaranteed delivery procedures. The Company will pay for the shares accepted for payment by depositing the Aggregate Purchase Consideration with the Depositary promptly after the expiration of the Offer. The Depositary will act as your agent and will transmit to you the payment for all of your shares accepted for payment pursuant to the Offer. See Section 3.
What is the recent market price for the Company’s common stock?
On May 20, 2022, the last full day of trading prior to our commencement of the Offer, the reported closing price per share of our common stock on OTC Pink was $1.12. You are urged to obtain current market quotations for our common stock before deciding whether, and at what price or prices, to tender your shares pursuant to the Offer. See Section 1.
Does the Company intend to repurchase any shares other than pursuant to the Offer during or after the Offer?
Rule 13e-4 and Rule 14e-5 of the Exchange Act generally prohibit us and our affiliates from purchasing any shares other than pursuant to the Offer during the Offer and for the period ending ten business days after the expiration of the Offer. Whether the Company makes additional repurchases after the conclusion of the ten business day period following the Expiration Time will depend on many factors, including, without limitation, the number of shares, if any, that the Company purchases in the Offer, our business and financial performance and situation, the business and market conditions at the time, including the price of our common stock and limitations in the agreements governing our indebtedness, and such other factors as the Company may consider relevant. Any of these repurchases may be on the same terms or on terms that are more or less favorable to the selling stockholders in those transactions than the terms of the Offer.
Will I have to pay brokerage fees and commissions if I tender my shares?
If you are a holder of record of your shares and you tender your shares directly to the Depositary, you will not incur any brokerage fees or commissions. If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee and that person tenders shares on your behalf, that person may charge you a fee or commission for doing so. The Company urges you to consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any such charges will apply. See Sections 3 and 10.
Will I have to pay a stock transfer tax, including stamp duty or stamp duty reserve tax (a “Stock Transfer Tax”) if I tender my shares?
If you instruct the Depositary in the Letter of Transmittal to make the payment for the tendered shares to the registered holder, you will not incur any Stock Transfer Tax. See Sections 3 and 10.
What is the accounting treatment of the Offer?
The accounting for the purchase of shares pursuant to the Offer will result in a reduction of our stockholders’ equity in an amount equal to the Aggregate Purchase Consideration of the shares the Company purchases plus related fees and a corresponding reduction in our cash and cash equivalents. See Section 6.
What are the material tax consequences if I tender my shares?
Generally, if you are a U.S. Holder (as defined in Section 12), the receipt of cash from us in exchange for your shares will be a taxable event for U.S. federal income tax purposes. The receipt of cash for your shares generally will be treated for U.S. federal income tax purposes either as (1) consideration received in respect of a sale or exchange eligible for gain or loss treatment if certain requirements (described in Section 12) are satisfied or (2) a distribution in respect of stock from us if the requirements (described in Section 12) are not satisfied. See Section 12 for a more detailed discussion of the tax treatment of the Offer. The Company urges you to consult your tax advisor as to the particular tax consequences to you of the Offer. If you are a non-U.S. Holder (as defined in Section 12), because it is unclear whether the cash you receive in connection with the Offer will be treated (i) as proceeds of a sale or exchange or (ii) as a distribution, the Company intends to treat such payment as a dividend distribution for withholding purposes. Accordingly, if you are a non-U.S. Holder, you will be subject to withholding on payments to you at a rate of 30% of the gross proceeds paid, unless you establish an entitlement to a reduced rate of withholding by timely completing, under penalties of perjury, the applicable IRS Form W-8. See Section 12 for a more detailed discussion of the tax treatment of the Offer. Non-U.S. Holders are urged to consult their tax advisors regarding the application of United States federal income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.
EACH STOCKHOLDER IS ADVISED TO CONSULT ITS TAX ADVISOR TO DETERMINE THE UNITED STATES FEDERAL, STATE AND LOCAL, OR OTHER TAX CONSEQUENCES TO IT OF THE OFFER.
Whom do I contact if I have questions about the Offer?
For additional information or assistance, you may contact the Information Agent for the Offer, D.F. King, at the telephone numbers and address set forth on the back cover page of this Offer to Purchase. You may request additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other documents relating to the Offer from the Information Agent at its telephone number and address on the back cover page of this Offer to Purchase. The Information Agent will promptly furnish additional copies of these materials to stockholders at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

FORWARD-LOOKING STATEMENTS
This Offer to Purchase and the documents incorporated by reference herein contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations, estimates, and projections about Symbolic’s industry, management’s beliefs, and certain assumptions made by management. Forward-looking statements include our expectations regarding product, services, and maintenance revenue, annual savings associated with the organizational changes effected in prior years, and short- and long-term cash needs. In some cases, words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “estimates,” variations of these words, and similar expressions are intended to identify forward-looking statements. In addition, statements about the potential effects of the COVID-19 pandemic on the Company’s businesses, results of operations and financial condition may constitute forward-looking statements. The statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. Risks and uncertainties of our business include those set forth in our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on April 11, 2022, under “Item 1A. Risk Factors” as well as additional risks in our other filings with the SEC. The forward-looking statements are applicable only as of the date on which they are made, and we do not assume any obligation to update any forward-looking statements.
Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in this Offer to Purchase and the documents incorporated by reference herein or therein. The Company undertakes no obligation to publicly disclose any revisions to these forward-looking statements to reflect events or circumstances occurring subsequent to the date of this Offer to Purchase, except that the Company will, to the extent required by Rule 13e-4 under the Exchange Act, amend the Schedule TO, of which this Offer to Purchase forms a part, to reflect any material change in the information previously disclosed. These forward-looking statements are subject to risks and uncertainties, including, without limitation, those discussed in this section and in Item 5, “Operating and Financial Review and Prospects” as the well as in Item 1.A. “Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022. You should read these risk factors and the other cautionary statements made in this Offer to Purchase and the documents incorporated by reference herein as being applicable to all related forward-looking statements wherever they appear in this Offer to Purchase or any document incorporated by reference herein. Each forward-looking statement contained in this Offer to Purchase or any document incorporated by reference herein reflects management’s view only as of the date on which that forward-looking statement was made. You should not place undue reliance on any forward-looking statements the Company makes. In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Accordingly, future results may differ materially from historical results or from those discussed or implied by these forward-looking statements. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements.
These risks and uncertainties include, but are not limited to:
•
the outcome of pending or future litigation and governmental proceedings;

•
the amount of the costs, fees, expenses and charges related to the Offering;

•
adverse developments in general business, economic, and political conditions, or any outbreak or escalation of hostilities on a national, regional or international basis;

•
our failure to comply with regulations and any changes in regulations;

•
the loss of any of our senior management;

•
increased competitive pressures that may reduce revenues or increase costs; and

•
the SEC may require material changes to the Offering.

Additional risks and uncertainties which could affect our financial condition or results are discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which is incorporated herein by reference.

INTRODUCTION
To the stockholders of Symbolic Logic, Inc.:
Symbolic Logic, Inc. is offering to purchase for cash shares of its common stock, par value $0.001 per share. Upon the terms and subject to the conditions of this Offer to Purchase and the Letter of Transmittal, the Company is offering to purchase shares of common stock pursuant to (i) Auction Tenders at prices specified by the tendering stockholders in $0.05 increments of not less than $1.30 and not more than $1.55 per share or (ii) Purchase Price Tenders. The Company is offering to purchase shares having an Aggregate Purchase Consideration of no more than $9.6 million.
The Offer will expire one minute after 4:59 p.m. (Eastern Daylight Time) on June 23, 2022, unless the Offer is extended (such date and time, as it may be extended, the “Expiration Time”) or otherwise terminated by us.
Promptly following the Expiration Time, assuming the conditions to the Offer have been satisfied or waived, the Company will determine a single price per share, the Purchase Price, which will be not less than $1.30 and not more than $1.55 per share, that the Company will pay for shares validly tendered in the Offer and not validly withdrawn, taking into account the number of shares tendered pursuant to Auction Tenders and pursuant to Purchase Price Tenders and the prices specified by stockholders tendering shares pursuant to Auction Tenders. For purposes of determining the Purchase Price, shares validly tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $1.30 per share (which is the minimum price per share pursuant to the Offer). The Purchase Price will be the lowest price per share of not less than $1.30 and not more than $1.55 per share that will enable us to purchase the maximum number of shares validly tendered in the Offer and not validly withdrawn having an Aggregate Purchase Consideration not exceeding $9.6 million. Shares validly tendered pursuant to an Auction Tender will not be purchased if the price specified in the Auction Tender is greater than the Purchase Price. All shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered its shares at a lower price.
Only shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase. Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Time. See Section 3.
Unless tendering directly through DTC, stockholders must complete, among other items, the section of the Letter of Transmittal relating to the price at which they are tendering shares in order to validly tender shares. Stockholders who validly tender shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender. Any stockholder not tendering directly through DTC who wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered. A stockholder tendering shares through DTC using DTC’s Automated Tender Offers Program (“ATOP”) who wishes to tender shares at more than one price must complete a separate ATOP transfer with respect to the shares to be tendered at each price. The same shares cannot be tendered at more than one price, unless such shares have been previously and validly withdrawn. See Sections 3.
THE OFFER IS NOT CONDITIONED UPON OBTAINING FINANCING OR ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS.
THE COMPANY’S BOARD OF DIRECTORS HAS AUTHORIZED THE OFFER. HOWEVER, NONE OF THE COMPANY, THE COMPANY’S BOARD OF DIRECTORS, THE DEPOSITARY OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. NEITHER HAS THE COMPANY AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU MUST MAKE YOUR OWN DECISIONS AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE INTO, THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL,

INCLUDING THE PURPOSE AND EFFECTS OF THE OFFER. SEE SECTION 6. YOU ARE URGED TO DISCUSS YOUR DECISIONS WITH YOUR TAX ADVISOR, FINANCIAL ADVISOR AND/OR BROKER.
Upon the terms and subject to the conditions of the Offer, if shares having an Aggregate Purchase Consideration not exceeding $9.6 million are validly tendered and not validly withdrawn, the Company will purchase all shares validly tendered and not validly withdrawn. Upon the terms and subject to the conditions of the Offer, if the number of shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an Aggregate Purchase Consideration of more than $9.6 million, the Company will purchase shares:
•
first, all shares owned in “odd lots” (less than 100 shares) that have been validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), as indicated by completing the section entitled “Odd Lots” in the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) and, if applicable, in the Notice of Guaranteed Delivery;

•
second, all other tendered shares (other than conditionally tendered shares for which the condition was not satisfied) validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), on a pro rata basis, if necessary, with appropriate adjustments to avoid the purchase of fractional shares, until the Company have purchased shares resulting in an Aggregate Purchase Consideration of $9.6 million; and

•
third, only if necessary to permit us to purchase shares resulting in an Aggregate Purchase Consideration of $9.6 million, shares validly conditionally tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time) for which the condition was not initially satisfied, by random lot, to the extent feasible (to be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have validly tendered and not validly withdrawn all of their shares prior to the Expiration Time). See Sections 1 and 3.

Because of the “odd lot” priority, proration and conditional tender provisions described above, the Company may not purchase all of the shares that you tender even if you validly tender them at a price at or below the Purchase Price. See Section 2.
The Purchase Price will be paid to stockholders whose shares are accepted for payment net to the seller in cash, less any applicable withholding taxes and without interest. Tendering stockholders who hold shares registered in their own name and who tender their shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, except as set forth in Section 5 hereof, Stock Transfer Taxes on the purchase of shares by us pursuant to the Offer. Stockholders holding shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee are urged to consult their broker, dealer, commercial bank, trust company or other nominee to determine whether any charges may apply if stockholders tender shares through such nominees and not directly to the Depositary. See Section 3. Also, see Section 3 and Section 12 regarding certain material U.S. federal withholding tax and income tax consequences of the Offer.
We will pay all reasonable fees and expenses incurred in connection with the Offer by D. F. King, the Information Agent for the Offer, and American Stock Transfer and Trust, the Depositary for the Offer. See Section 10.
As of May 20, 2022, there were 12,333,184 shares of common stock issued and outstanding. Since the Purchase Price will only be determined after the Expiration Time, the number of shares that will be purchased will not be known until after that time. Assuming that the Offer is fully subscribed and the Company elects, in its sole discretion, to purchase the maximum amount of $9.6 million of shares, if the Purchase Price is determined to be $1.30 per share, the minimum price per share pursuant to the Offer, the Company would purchase 7,384,615 shares pursuant to the Offer, which would represent approximately 59.8% of our outstanding common stock as of May 20, 2022. Assuming that the Offer is fully subscribed and the Company elects, in its sole discretion, to purchase the maximum amount of $9.6 million of shares, if the Purchase Price is determined to be $1.55 per share, the maximum price per share pursuant to the Offer, the

Company would purchase 6,193,548 shares pursuant to the Offer, which would represent approximately 50.2% of our outstanding common stock as of May 20, 2022. See Section 2.
Our common stock is traded on the OTC Pink market under the symbol “EVOL.” On May 20, 2022, the last full trading day prior to our commencement of the Offer, the reported closing price of our common stock on the OTC Pink market was $1.12 per share. You are urged to obtain current market quotations for our common stock before deciding whether, and at what price or prices, to tender your shares pursuant to the Offer. See Section 1.

THE OFFER
1.
The Offeror and Security Information

Symbolic Logic, Inc., a Delaware corporation, formerly known as Evolving Systems, Inc. (OTC Pink: EVOL) (“Symbolic” or “Offeror”), is offering to purchase for cash shares of its common stock, par value $0.001 per share (the “Securities”). The Securities currently trade on the OTC Pink Market (“OTC Pink”). Prior to April 25, 2022, when Symbolic filed a Form 25 with the United States Securities and Exchange Commission (the “SEC”) to voluntarily de-list, the Securities traded on the NASDAQ Capital Market (“NASDAQ”).
Since delisting from NASDAQ, the Securities have traded at a high of $1.23 and a low of $0.88 sales price per share. Stockholders are encouraged to obtain current market quotations for the Securities in connection with the Offer.
The following table sets forth, for each of the periods indicated, the high and low sales prices of the shares as reported on NASDAQ (prior to the Company’s voluntary de-listing from NASDAQ noted above).
	High ($)	Low ($)
Fiscal Year 2022
Quarter Ended:
March 31, 2022	2.32	1.71
Fiscal Year 2021
Quarter Ended:
December 31, 2021	2.86	2.12
September 30, 2021	2.68	2.21
June 30, 2021	2.88	1.74
March 31, 2021	3.94	2.05
Fiscal Year 2020
Quarter Ended:
December 31, 2020	2.48	1.06
September 30, 2020	1.35	0.98
June 30, 2020	1.27	0.75
The Board of Directors has not declared a dividend on the Securities payable during the last two years.
There has not been a public offering of the Securities made during the last two years. On March 25, 2021, the Company filed a Registration Statement on Form S-3 with the SEC to sell up to $100,000,000.00 in aggregate securities, incorporated herein by reference (the “Shelf Registration”). No Securities have been offered for sale pursuant to the Shelf Registration.
Symbolic has not instituted a stock buy-back program or tender offer during the last two years.
The Company is the filing person. The address of its principal executive office is 9800 Pyramid Court, Suite 400, Englewood, CO 80112, and its telephone number is (303) 802-1000.
2.
The Terms of the Offer

Promptly following the Expiration Time, Symbolic will, upon the terms and subject to the conditions of the Offer, determine a single Purchase Price (which will be not less than $1.30 and not more than $1.55 per share) that it will pay for shares of common stock validly tendered in the Offer and not validly withdrawn, taking into account the number of shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by stockholders tendering shares pursuant to Auction Tenders.
The Purchase Price will be the lowest price per share of not less than $1.30 and not more than $1.55 per share that will enable Symbolic to purchase the maximum number of tendered shares having an Aggregate

Purchase Consideration not exceeding $9.6 million. Only shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Offer. Shares validly tendered pursuant to an Auction Tender will not be purchased if the price specified in the Auction Tender is greater than the Purchase Price.
Promptly after determining the Purchase Price, Symbolic will publicly announce the Purchase Price. All stockholders who have validly tendered and not validly withdrawn their shares pursuant to Auction Tenders at prices equal to or less than the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash, without interest, but subject to applicable withholding taxes, for all shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to “odd lot” priority, proration and conditional tender described below.
Under a Purchase Price Tender, shares will be purchased, upon the terms and subject to the conditions of the Offer, at the Purchase Price. If you wish to maximize the chance that your shares will be purchased by us in the Offer, you should validly tender your shares pursuant to a Purchase Price Tender. For purposes of determining the Purchase Price, shares validly tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $1.30 per share (which is the minimum price per share pursuant to the Offer). Accordingly, Purchase Price Tenders could result in the Purchase Price being lower and could result in your shares being purchased at the minimum price per share in the Offer, which could be below the reported closing price of our common stock on OTC Pink at the Expiration Time.
In addition, in accordance with the rules of the SEC, in the event that shares are validly tendered at or below the Purchase Price having an Aggregate Purchase Consideration of more than $9.6 million, Symbolic may, at its option, accept for payment an additional number of shares of our common stock not to exceed 2% of the total number of shares of common stock outstanding (exclusive of any shares of our common stock held by or for its account or by or for the account of any of our subsidiaries) without extending the Expiration Time.
Shares acquired pursuant to the Offer will be acquired by Symbolic free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom. See Section 6.
The Offer is not conditioned upon obtaining financing or any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions.
Priority of Purchases.   Upon the terms and subject to the conditions of the Offer, if shares having an Aggregate Purchase Consideration of less than $9.6 million are validly tendered and not validly withdrawn, the Company will buy all shares validly tendered and not validly withdrawn. Upon the terms and subject to the conditions of the Offer, if the number of shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an Aggregate Purchase Consideration of more than $9.6 million:
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first, all shares owned in “odd lots” (less than 100 shares) that have been validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), as indicated by completing the section entitled “Odd Lots” in the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) and, if applicable, in the Notice of Guaranteed Delivery;

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second, all other tendered shares (other than conditionally tendered shares for which the condition was not satisfied) validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), on a pro rata basis, if necessary, with appropriate adjustments to avoid the purchase of fractional shares, until the Company have purchased shares resulting in an Aggregate Purchase Consideration of $9.6 million; and

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third, only if necessary to permit us to purchase shares resulting in an Aggregate Purchase Consideration of $9.6 million, shares validly conditionally tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time) for which the condition was not initially satisfied, by random lot, to the extent feasible (to be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have validly tendered and not validly withdrawn all of their shares prior to the Expiration Time). See Sections 2 and 3.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that all of the shares that a stockholder tenders in the Offer at or below the Purchase Price may not be purchased. In addition, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased.
Odd Lots.   The term “odd lots” means all shares validly tendered prior to the Expiration Time at prices at or below the Purchase Price and not validly withdrawn by any person who owned, beneficially or of record, a total of fewer than 100 shares and so certified in the appropriate place in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery (an “Odd Lot Holder”). To qualify for this preference, an Odd Lot Holder must tender all shares owned by such Odd Lot Holder in accordance with the procedures described in Section 3. “Odd lots” will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of 100 or more shares in the aggregate, even if these holders have separate accounts or certificates representing fewer than 100 shares. By tendering in the Offer, an Odd Lot Holder who holds shares in his or her name and tenders such shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also any applicable odd lot discounts that might apply to sales of their shares in market transactions. Any Odd Lot Holder wishing to tender all of his or her shares pursuant to the Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.
Proration.   If proration of tendered shares is required, the Company will determine the preliminary proration factor promptly following the Expiration Time. Subject to adjustment to avoid the purchase of fractional shares and subject to conditional tenders described in Section 3, proration for each stockholder tendering shares at or below the Purchase Price (other than Odd Lot Holders) will be based on the ratio of the total number of shares to be purchased by us (excluding shares purchased from Odd Lot Holders) to the number of shares validly tendered and not validly withdrawn by all stockholders (other than Odd Lot Holders) at or below the Purchase Price. This ratio will be applied to stockholders (other than Odd Lot Holders) validly tendering shares at or below the Purchase Price to determine the number of shares that will be purchased from each tendering stockholder in the Offer. Because of the time required to verify the number of shares validly tendered and not validly withdrawn, and because of the odd lot procedures described above and the conditional tender procedures described in Section 3, if the Offer is over-subscribed, the Company does not expect that the Company will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until after the expiration of the period for delivery of shares tendered using the guaranteed delivery procedures. The preliminary results of any proration will be announced by press release promptly after the Expiration Time. After the Expiration Time, stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.
As described in Section 12 the number of shares that the Company will purchase from a stockholder pursuant to the Offer may affect the U.S. federal income tax consequences of the purchase to the stockholder and, therefore, may be relevant to a stockholder’s decisions whether or not to tender shares and whether or not to condition any tender upon our purchase of a stated number of shares held by such stockholder. See Section 2.
This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.
Purchase of Shares and Payment of Purchase Price
Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, the Company will (1) determine the Purchase Price the Company will pay for shares validly tendered and not validly withdrawn prior to the Expiration Time, taking into account the number of shares so tendered and, in the case of Auction Tenders, the prices specified by tendering stockholders and (2) accept for payment and pay an Aggregate Purchase Consideration of up to $9.6 million for shares that are validly tendered at prices at or below the Purchase Price and not validly withdrawn prior to the Expiration Time. In addition, in accordance with the rules of the SEC, in the event that shares are validly tendered at or below the Purchase Price having an Aggregate Purchase Consideration of more than $9.6 million, the Company may, at our option, accept for payment an additional number of shares of our common stock not to exceed 2% of the total number of shares of common stock outstanding (exclusive of any shares of our common stock held by or for our account or by or for the account of any of our subsidiaries) without extending the Expiration Time. For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, shares that are validly tendered at or below the Purchase Price and not validly withdrawn, only when, as and if the Company give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the Offer.
Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the Purchase Price per share for all of the shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, taking into account any time necessary to determine any proration, but only after timely receipt by the Depositary of (1) certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at DTC, (2) a validly completed and duly executed Letter of Transmittal including any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and (3) any other required documents. See Section 3.
We will pay for shares purchased pursuant to the Offer by depositing the Aggregate Purchase Consideration for the shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders. The Company will be deemed to have purchased shares under the Offer following the last to occur of (i) acceptance for payment, (ii) final determination of the price and the proration factor and (iii) deposit of the Aggregate Purchase Consideration for the shares.
In the event of proration, the Company will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Time. However, the Company does not expect to be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Offer until after the expiration of the period for delivery of shares tendered using the guaranteed delivery procedures. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the Purchase Price and shares not purchased due to proration or conditional tenders, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant who delivered the shares, to the tendering stockholder at our expense promptly after the Expiration Time or termination of the Offer.
Under no circumstances will the Company pay interest on the Purchase Price, even if there is a delay in making payment. In addition, if certain events occur prior to the Expiration Time, the Company may not be obligated to purchase shares pursuant to the Offer.
We will pay all Stock Transfer Taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all Stock Transfer Taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer, will be deducted from the Purchase Price unless evidence satisfactory to us of the payment of the Stock Transfer Taxes, or exemption from payment of the Stock Transfer Taxes, is submitted.
3.
Procedures for Tendering Shares; Withdrawing Tender; Conditional Tenders

A.   Valid Tender of Shares.
Shares validly tendered by
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the certificates for those shares, or confirmation of receipt of those shares pursuant to the procedures for book-entry transfer set forth below, together with a validly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Time by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase; or
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the tendering stockholder must, prior to the Expiration Time, comply with the guaranteed delivery procedures set forth below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have their own deadline, earlier than the Expiration Time, for you to act to instruct them to tender shares on your behalf. The Company urges you to immediately contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.
The valid tender of shares by you by one of the procedures described in this Section 3 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer, which agreement will be governed by, and construed in accordance with, the laws of the State of Delaware.
In accordance with Instructions 4 and 5 to the Letter of Transmittal, each stockholder who is not tendering through DTC and who desires to tender shares in the Offer must either check (1) one, and only one, of the boxes in the section of the Letter of Transmittal captioned “Auction Price Tender: Price (in Dollars) per Share at Which Shares are Being Tendered,” indicating the price (in increments of $0.05) at which shares are being tendered, or (2) the box in the section of the Letter of Transmittal captioned “Purchase Price Tender,” in which case you will be deemed to have tendered your shares at the minimum price of $1.30 per share. A tender of shares not being made through DTC using ATOP will be proper only if, among other things, one, and only one, of these boxes is checked on the Letter of Transmittal. Stockholders who validly tender shares without specifying whether they are making an Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender.
If tendering stockholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Purchase Price Tender.” For purposes of determining the Purchase Price, shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $1.30 per share (which is the minimum price per share pursuant to the Offer). Accordingly, Purchase Price Tenders could result in the Purchase Price being lower and could result in your shares being purchased at the minimum price in the Offer.
If tendering stockholders using a Letter of Transmittal wish to indicate a specific price (in increments of $0.05) at which their shares are being tendered, they must check the box indicating such price under the section captioned “Auction Price Tenders: Price (in Dollars) per Share at Which Shares are Being Tendered.” Tendering stockholders should be aware that this election could result in none of their shares being purchased if the Purchase Price determined by the Company for the shares is less than the price selected by the stockholder. A stockholder not tendering directly through DTC using ATOP who wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered. A stockholder tendering shares through DTC using ATOP who wishes to tender shares at more than one price must complete a separate ATOP transfer with respect to the shares to be tendered at each price. The same shares cannot be tendered (unless previously validly withdrawn in accordance with the terms of the Offer) at more than one price. Separate notices of withdrawal (described in Section 3) are not required for each Letter of Transmittal unless each Letter of Transmittal tenders shares at different prices; however, absent a valid notice of withdrawal, subsequent Letters of Transmittal do not revoke prior Letters of Transmittal. Stockholders may contact the Depositary for additional instructions.
Stockholders holding shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee must contact their broker, dealer, commercial bank, trust company or other nominee in order to tender their shares. It is likely that the nominee will establish an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. Stockholders who hold shares through nominee stockholders are urged to consult their nominees to determine whether any charges may apply if stockholders tender shares through such nominees and not directly to the Depositary.
Odd Lot Holders must tender all of their shares and also complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, if they wish to qualify for the preferential treatment available to Odd Lot Holders as described in Section 3.

Stockholders may tender shares subject to the condition that all or a specified minimum number of shares be purchased. Any stockholder desiring to make such a conditional tender should so indicate in the section entitled “Conditional Tender” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery. It is the tendering stockholder’s responsibility to determine the minimum number of shares to be purchased. STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISOR, FINANCIAL ADVISOR AND/OR BROKER WITH RESPECT TO THE EFFECT OF PRORATION OF THE OFFER AND THE ADVISABILITY OF MAKING A CONDITIONAL TENDER. See Sections 2 and 12.
Signature Guarantees and Method of Delivery.   If a certificate for shares of our common stock is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder of the certificate surrendered, then the tendered certificate must be endorsed or accompanied by an appropriate stock power, signed in either case exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution (as defined below). No signature guarantee is required if:
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the Letter of Transmittal is signed by the registered holder of the shares tendered and the holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” in the Letter of Transmittal; or

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shares are tendered for the account of a broker, dealer, commercial bank, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a broker, dealer, commercial bank, credit union, savings association or other entity that is also an “eligible guarantor institution,” as the term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an “Eligible Institution”).

In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for the shares (or a timely confirmation of the book-entry transfer of the shares into the Depositary’s account at DTC, as described below), a validly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.
The method of delivery of all documents, including certificates for shares of our common stock, the Letter of Transmittal and any other required documents, including delivery through DTC, is at the sole election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If delivery is by mail, then registered mail with return receipt requested, validly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.
All deliveries made in connection with the Offer, including a Letter of Transmittal and certificates for shares, must be made to the Depositary and not to us, the Information Agent or DTC. Any documents delivered to us, the Information Agent or DTC will not be forwarded to the Depositary and therefore will not be deemed to be validly tendered.
Book Entry Delivery.   The Depositary will establish an account with respect to the shares for purposes of the Offer at DTC within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC’s system may make book-entry delivery of the shares by causing DTC to transfer those shares into the Depositary’s account in accordance with DTC’s procedures for that transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary’s account at DTC, either (1) a validly completed and duly executed Letter of Transmittal, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Time or (2) the guaranteed delivery procedures described below must be followed if book-entry transfer of the shares cannot be effected prior to the Expiration Time.

The confirmation of a book-entry transfer of shares into the Depositary’s account at DTC is referred to in this Offer to Purchase as a “book-entry confirmation.” Delivery of documents to DTC in accordance with DTC’s procedures will not constitute delivery to the Depositary.
The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the participant tendering shares through DTC that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that Symbolic may enforce such agreement against that participant.
Guaranteed Delivery.   If a stockholder desires to tender shares in the Offer and the certificates for the stockholder’s shares are not immediately available or cannot be delivered to the Depositary prior to the Expiration Time (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit delivery of all required documents to the Depositary prior to the Expiration Time, the shares may still be tendered if all of the following conditions are satisfied:
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the tender is made by or through an Eligible Institution;

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the Depositary receives by mail, overnight courier or email transmission, prior to the Expiration Time, a validly completed and duly executed Notice of Guaranteed Delivery in the form Symbolic has provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

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the certificates for all tendered shares, in proper form for transfer (or confirmation of book-entry transfer of the shares into the Depositary’s account at DTC), together with a validly completed and duly executed Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any required signature guarantees and other documents required by the Letter of Transmittal, are received by the Depositary within two business days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

Stockholders may contact the Information Agent or their broker, dealer, commercial bank, trust company or other nominee for assistance. The contact information for the Information Agent is on the back cover page of this Offer to Purchase.
Return of Unpurchased Shares.   If any tendered shares are not purchased, or if less than all shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder.
U.S. Federal Income Tax Backup Withholding.   Payments to the stockholders in the Offer may be reported to the U.S. Internal Revenue Service (the “IRS”). In addition, under the U.S. federal income tax backup withholding rules, a portion (24% under current law) of the gross proceeds payable to a stockholder or other payee pursuant to the Offer may be withheld and remitted to the IRS, unless the stockholder or other payee, as the case may be, (i) properly establishes that it is an “exempt recipient” (as described below) or (ii) provides its taxpayer identification number (employer identification number or social security number) to the Depositary, or other withholding agent (as payer), as well as certain other information and certifies under penalties of perjury that the number is correct, the stockholder is a U.S. person and the stockholder is not subject to backup withholding. Therefore, each tendering stockholder that is a United States Holder (as defined in Section 12) should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding unless the stockholder otherwise establishes to the satisfaction of the Depositary, or other withholding agent, that the stockholder is not subject to backup withholding. If a United States Holder does not provide the Depositary, or other withholding agent, with the correct taxpayer identification number, the United States Holder may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures.
Certain “exempt recipients” (including, among others, generally all corporations and certain non-United States Holders) are not subject to backup withholding. In order for a non-United States Holder to qualify as an exempt recipient, that stockholder may be required to submit an appropriate IRS Form W-8, signed under penalties of perjury, attesting to that stockholder’s exempt status. An IRS Form W-8 can be obtained from the IRS website at www.irs.gov. See Instruction 3 of the Letter of Transmittal.
Any tendering stockholder or other payee that fails to fully complete and sign the IRS Form W-9 included as part of the Letter of Transmittal or applicable IRS Form W-8 may be subject to U.S. backup withholding at the applicable statutory rate (currently equal to 24%) of the gross proceeds paid to such stockholder or other payee pursuant to the Offer. Stockholders should consult their tax advisors regarding the application of backup withholding to their particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding.
United States Federal Withholding Tax on Payments to Non-U.S. Holders.   Because it is unclear whether the cash received by a non-U.S. Holder (as defined in Section 12) in connection with the Offer will be treated (i) as proceeds of a sale or exchange or (ii) as a distribution, the Company intends to treat such payment as a dividend distribution for withholding purposes. Accordingly, payments to non-U.S. Holders will be subject to withholding at a rate of 30% of the gross proceeds paid, unless the non-U.S. Holder establishes an entitlement to a reduced rate of withholding by timely completing, under penalties of perjury, the applicable IRS Form W-8. In order to obtain a reduced or zero rate of withholding pursuant to an applicable income tax treaty, a non-U.S. Holder must deliver to the Depositary, before the payment is made, a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) claiming such an exemption or reduction. In order to claim an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a non-U.S. Holder must deliver to the Depositary before the payment is made a properly completed and executed IRS Form W-8ECI.
A non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 12 or if the stockholder is entitled to a reduced rate of withholding pursuant to any applicable income tax treaty and a higher rate was withheld.
Non-U.S. Holders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.
For a discussion of certain material tax consequences to tendering stockholders, see Section 12.
Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.   All questions as to the number of shares to be accepted, the Purchase Price to be paid for shares to be accepted and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares will be determined by Symbolic in its sole discretion, and will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. Symbolic reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for any shares which it determines may be unlawful. Symbolic also reserves the absolute right to waive any of the conditions of the Offer prior to the Expiration Time with respect to all tendered shares. Symbolic also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular shares, whether or not Symbolic waives similar defects or irregularities in the case of any other tendered shares. No tender of shares will be deemed to have been validly made until all defects or irregularities have been cured by the tendering stockholder or waived by Symbolic. Symbolic will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of shares. None of Symbolic, the Depositary, the Information Agent, or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice.

Tendering Stockholder’s Representation and Warranty; Net Long Position.   It is a violation of Rule 14e-4 under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot, such person has a “net long position” (i.e., more shares held in long positions than in short positions) in (1) a number of shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Offer or (2) other securities immediately convertible into, exercisable for or exchangeable into a number of shares (“Equivalent Securities”) that are equal to or greater than the number of shares tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange, or exercise of such Equivalent Securities and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to us that (i) such stockholder has a “net long position” in a number of shares or Equivalent Securities at least equal to the shares being tendered within the meaning of Rule 14e-4 and (ii) such tender of shares complies with Rule 14e-4. Our acceptance for payment of shares tendered in the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer, which agreement will be governed by, and construed in accordance with, the laws of the State of New York. A tender of shares made pursuant to any method of delivery set forth herein will also constitute a representation and warranty to us that the tendering stockholder has full power and authority to tender, sell, assign and transfer the shares tendered, and that, when the same are accepted for payment by us, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, claims, encumbrances and other obligations relating to the sale or transfer of the shares, and the same will not be subject to any adverse claim or right. Any such tendering stockholder will, on request by the Depositary or us, execute and deliver any additional documents deemed by the Depositary or us to be necessary or desirable to complete the sale, assignment and transfer of the shares tendered, all in accordance with the terms of the Offer.
Lost or Destroyed Certificates.   If any certificate representing shares of our common stock has been lost or destroyed, the stockholder should promptly notify the Depositary at (877) 937-5449. The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed. Stockholders are requested to contact the Depositary immediately in order to permit timely processing of this documentation. All other inquiries regarding the Offer should be directed to the Information Agent.
Certificates for shares, together with a validly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to Symbolic, the Information Agent or DTC. Any certificates delivered to Symbolic, the Information Agent or DTC will not be forwarded to the Depositary and will not be deemed to be validly tendered.
B.
Withdrawal Right and Procedures.

Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Time. Except as otherwise provided in this Section 3, tenders of shares pursuant to the Offer are irrevocable.
For a withdrawal to be effective, a written or emailed notice of withdrawal must be received in a timely manner, as described in the immediately preceding paragraph, by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase, or at the email address in the Notice of Guaranteed Delivery, and any notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn, the price at which such shares were tendered, if an Auction Tender is being withdrawn, and the name of the registered holder of the shares to be withdrawn, if different from the person who tendered the shares. A stockholder who has tendered shares at more than one price must complete a separate notice of withdrawal for shares tendered at each price. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering stockholder also must submit the serial numbers shown on those particular certificates for shares to be withdrawn and, unless an Eligible Institution has tendered those shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares have been tendered pursuant to the procedures for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.
All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by Symbolic in its sole discretion, and such determination will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. Symbolic reserves the absolute right to waive any defect or irregularity in the notice of withdrawal or method of withdrawal of shares by any stockholder, whether or not Symbolic waives similar defects or irregularities in the case of any other stockholder. None of Symbolic, the Depositary, the Information Agent, or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.
Withdrawals may not be rescinded, and any shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. However, validly withdrawn shares may be re-tendered prior to or at the Expiration Time by again following one of the procedures described in Section 3.
If Symbolic extends the Offer, is delayed in its purchase of shares, or is unable to purchase shares pursuant to the Offer for any reason, then, without prejudice to Symbolic’s rights under the Offer, the Depositary may, subject to applicable law, retain tendered shares on behalf of Symbolic, and such shares may not be withdrawn, except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4 (subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the Offer shall either pay the consideration offered or return the tendered securities promptly after the termination of the Offer).
C.
Conditional Tenders

Under certain circumstances described in Section 2 and subject to the exception for Odd Lot Holders, if the Offer is over-subscribed, the Company will prorate the shares purchased pursuant to the Offer. As discussed in Section 12, the number of shares to be purchased from a particular stockholder may affect the U.S. federal income tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. The conditional tender alternative is made available for stockholders seeking to take steps to have payment for shares sold pursuant to the Offer treated as received in a sale or exchange of such shares by the stockholder, rather than as a distribution to the stockholder, for U.S. federal income tax purposes. Accordingly, a stockholder may tender shares subject to the condition that all or a specified minimum number of the stockholder’s shares tendered must be purchased if any shares tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the section entitled “Conditional Tender” in the Letter of Transmittal, and, if applicable, in the Notice of Guaranteed Delivery. It is the tendering stockholder’s responsibility to calculate the minimum number of shares that must be purchased from the stockholder in order for the stockholder to qualify for sale or exchange (rather than distribution) treatment for U.S. federal income tax purposes. Stockholders are urged to consult with their tax advisors. No assurances can be provided that a conditional tender will achieve the intended U.S. federal income tax result for any stockholder tendering shares.
Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any shares are to be purchased. After the Expiration Time, if the number of shares validly tendered and not validly withdrawn pursuant to Auction Tenders at a price equal to or less than the Purchase Price and pursuant to Purchase Price Tenders would result in an Aggregate Purchase Consideration of more than 9.6 million, so that the Company must prorate our acceptance of and payment for tendered shares, the Company will calculate a preliminary proration percentage, after taking into account the priority given to tenders of “odd lots”, based upon all shares validly tendered, conditionally or unconditionally, and not validly withdrawn. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any tendering stockholder below the minimum number specified by that stockholder, the shares conditionally tendered will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender and that are withdrawn as a result of proration will be returned at our expense to the tendering stockholder promptly after the Expiration Time.
After giving effect to these withdrawals, upon the terms and subject to the conditions of the Offer, the Company will accept the remaining shares validly tendered, conditionally or unconditionally, on a pro rata basis. If the withdrawal of conditional tenders would cause the total number of shares to be purchased to fall below an Aggregate Purchase Consideration of $9.6 million, then, to the extent feasible, the Company will select enough of the shares conditionally tendered that would otherwise have been withdrawn to permit us to purchase such number of shares that would result in an Aggregate Purchase Consideration of $9.6 million. In selecting among the conditional tenders, the Company will select by random lot, treating all tenders by a particular stockholder as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, a stockholder whose shares are conditionally tendered must have validly tendered and not validly withdrawn all of their shares prior to the Expiration Time.
4.
The Offeror’s Executive Officers, Directors and Reporting Stockholders

The following individuals are executive officers, directors and controlling stockholders of the Company.
Executive Officers
Matthew Stecker, President and Chief Executive Officer, 9800 Pyramid Court, Suite 400, Englewood, CO 80112.
Mark Szynkowski, Senior Vice President of Finance and Secretary, 9800 Pyramid Court, Suite 400, Englewood, CO 80112.
Directors
Matthew Stecker, 9800 Pyramid Court, Suite 400, Englewood, CO 80112.
David J. Nicol, 9800 Pyramid Court, Suite 400, Englewood, CO 80112.
Steven G. Singer, 9800 Pyramid Court, Suite 400, Englewood, CO 80112.
Igor Volshteyn, 9800 Pyramid Court, Suite 400, Englewood, CO 80112.
Controlling Stockholders:
Karen Singer, Trustee of the Singer Children’s Management Trust, 212 Vaccaro Drive, Cresskill, NJ 07626, and Renaissance Technologies, LLC, 800 Third Avenue, NY, NY 10022, are, based upon Schedules 13D and 13G filed with the SEC, controlling stockholders of the Company.
5.
Agreements Related to the Securities.

Symbolic is not a party to any agreement, understanding or arrangement with any other person in regards to the Securities, including by not limited to, transfer including but not limited to, transfer, voting agreements, joint ventures, loans, option arrangements, puts, calls, loan guarantees, loss guarantees, giving or withholding proxies, consents or authorizations. Securities that are pledges or subject to a contingency that gives another person voting power.
The Company’s 2016 Stock Incentive Plan (the “2016 Plan”) was approved at the June 15, 2016 annual meeting of the stockholders. The 2016 Plan was disclosed in the Schedule 14A filed with the SEC on April 29, 2016 and incorporated herein by reference.
On July 17, 2019, Mr. Stecker entered into an employment agreement with the Company to be Chief Executive Officer, reported on Form 8-K filed with the SEC on July 23, 2019 and incorporated herein by reference. The agreement was amended on May 22, 2020, reported on Form 8-K filed with the SEC on

May 22, 2020 and incorporated herein by reference. Pursuant to the amendment, the Company and Mr. Stecker agreed to the following:
•
Mr. Stecker shall be eligible for an annual incentive bonus (“Incentive Compensation”) of 60% of Executive’s then current base salary as determined by the Board in its sole discretion, provided that should the Company substantially achieve its base operating plan as adopted by the Board, the annual incentive amount will be subject to a minimum of 15% of annual base compensation. The minimum bonus consideration of 15% will be earned if the average attainment relative to the Board approved Plan for Revenue and EBITDA is at least 100%, subject to a minimum attainment in each of at least 95%. Bonus amounts above the minimum will be determined at the sole discretion of the Board.

•
The Company will pay annual Incentive Compensation at the time(s) determined by the Company, but in no event later than March 15 of the calendar year following the year in which Executive’s right to the Incentive Compensation arises.

6.
The Purpose of the Offer; Certain Effects of the Offer; Use of the Shares

Purpose of the Offer.   Our Board of Directors determined that it is in the best interests of the Company and its stockholders to repurchase shares of our common stock at this time pursuant to the Offer. The Offer creates an opportunity to drive long-term stockholder value through the return of cash generated by the sale of certain business. The modified “Dutch auction” tender offer set forth in this Offer to Purchase is a mechanism that will provide stockholders with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment if they so elect. Conversely, the Offer also affords stockholders the option not to participate and, thereby, to increase their relative ownership interest in Symbolic if the Offer is consummated.
WHILE OUR BOARD OF DIRECTORS HAS AUTHORIZED THE OFFER, IT HAS NOT, NOR HAS THE COMPANY, THE BOARD OF DIRECTORS, THE INFORMATION AGENT OR THE DEPOSITARY MADE, AND THEY ARE NOT MAKING, ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. NEITHER HAS THE COMPANY AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU MUST MAKE YOUR OWN DECISIONS AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE INTO, THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL, INCLUDING THE PURPOSE AND EFFECTS OF THE OFFER. YOU ARE URGED TO DISCUSS YOUR DECISIONS WITH YOUR TAX ADVISOR, FINANCIAL ADVISOR AND/OR BROKER.
Certain Effects of the Offer.   Stockholders who do not tender their shares in the Offer and stockholders who otherwise retain an equity interest in the Company as a result of a partial tender of shares or proration will continue to be owners of the Company and be subject to the risks of such ownership. If the Company completes the Offer, those stockholders will realize an automatic increase in their relative ownership interest in the Company and also will bear the attendant risks associated with the increased ownership interest. Stockholders may be able to sell non-tendered shares in the future at a net price that may be more or less favorable than the Purchase Price to be paid to our stockholders pursuant to the Offer. The Company can give no assurance as to the price at which a stockholder may be able to sell his or her shares in the future.
The Offer will reduce the Company’s the number of shares of common stock owned by non-affiliated stockholder and available for trading in the securities markets and is likely to reduce the number of the Company’s stockholders. These reductions may reduce the volume of trading in the Company’s shares and may result in lower stock prices, reduced liquidity and increased volatility in the trading of Company shares following the completion of the Offer. Shares acquired pursuant to the Offer will be cancelled.
As of May 20, 2022 there were 12,333,184 shares of the Company’s stock issued and outstanding. Since the Purchase Price will only be determined after the Expiration Time, the number of shares that will be purchased will not be known until after that time. Assuming that the offer is fully subscribed and the Company elects, in its sole discretion, to purchase the maximum amount of $9.6 million of shares, if the

Purchase Price is determined to be $1.30 per share, the minimum price per share pursuant to the Offer. The Company would purchase 7,384,615 shares, which would represent approximately 59.8% of the outstanding Securities as of that date.
Our directors and executive officers are entitled to participate in the Offer on the same basis as all other stockholders. However, all of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. The equity ownership of our directors and executive officers who do not tender their shares in the Offer will proportionally increase as a percentage of our outstanding common stock following the consummation of the Offer. During the pendency of the Offer and after termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions, including through one or more pre-arranged stock trading plans in accordance with Rule 10b5-1 of the Exchange Act, at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer.
Plans, proposals or negotiations related to the Offer.   Except as disclosed in, or incorporated by reference into, this Offer to Purchase, as of May 23, 2022 the Company has not made, is not aware of and does not plan to make or engage in any plan, proposal or negotiation that would result in:
•
any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of our subsidiaries;

•
any purchase, sale or transfer of a material amount of assets of the Company or any of our subsidiaries;

•
any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•
any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

•
any other material change in the Company’s corporate structure or business;

•
The suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

•
The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•
Any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

Although we do not currently have any plans, other than as disclosed in, or incorporated by reference into, this Offer to Purchase, that relate to or would result in any of the events discussed above, as we evaluate opportunities, we may undertake or plan actions that relate to or could result in one or more of these events. We reserve the right to change our plans and intentions at any time as we deem appropriate.
7.
Source of Funds for the Offer

The maximum Aggregate Purchase Consideration for the shares purchased in the Offer will be $9.6 million. We expect to fund the purchase of shares pursuant to the Offer, together with all related fees and expenses, with proceeds of the completed sale and transfer of substantially all of the direct and indirect operating subsidiaries of the Company and substantially all of the business assets of the Company pursuant to certain purchase agreements dated October 15, 2021 and approved by the stockholders at a special meeting of the stockholders on December 12, 2021, which closed on December 31, 2021 (the “Sale of Operations”). The Definitive Proxy Statement regarding the Sale of Operations was filed with the SEC on November 30, 2021 and is incorporated herein by reference. The Offer is not conditioned upon obtaining financing, although the Offer is subject to certain other conditions.

8.
Offeror’s Beneficial Holders; Recent Securities Transaction

a.
Securities Holdings of Executive Officer, Director and Reporting Stockholders.

As of May 23, 2022, our directors and executive officers as a group (5 persons) beneficially owned an aggregate of 366,344 shares of our common stock, representing 3% of our outstanding common stock. Our directors and executive officers are entitled to participate in the Offer on the same basis as all other stockholders. However, all of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. The equity ownership of our directors and executive officers who do not tender their shares in the Offer will proportionally increase as a percentage of our outstanding common stock following the consummation of the Offer. During the pendency of the Offer and after termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions, including through one or more pre-arranged stock trading plans in accordance with Rule 10b5-1 of the Exchange Act, at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer.
The following tables set forth certain information as of May 23, 2022 (except as otherwise indicated by footnote) regarding the beneficial ownership of our common stock by (i) each stockholder known to us to be the beneficial owner of more than 5% of our common stock, (ii) each of our directors, (iii) each of our executive officers and (iv) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Shares of common stock issuable upon conversion of securities that are convertible as of May 23, 2022 or are convertible within 60 days of May 23, 2022 are deemed to be outstanding and to be beneficially owned by the person holding such securities for the purpose of calculating the percentage ownership of such person but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. In the tables below, percentage ownership is based on 12,333,184 shares of our common stock outstanding as of May 23, 2022. Except as otherwise indicated, the persons listed in the tables below have advised us that they have sole voting and investment power with respect to the shares listed as owned by them.
	Shares of Common Stock Beneficially Owned(1)
Name and Address of Beneficial Owner	Number of Shares	Percentage Ownership
David J. Nicol(2)	197,844	1.6%
Steven G. Singer(3)	5,000	*%
Matthew Stecker(4)	86,000	*%
Mark P. Szynkowski(5)	72,500	*%
Igor Volshteyn(6)	5,000	*%
All current executive officers and directors as a group (5 persons)(7)	366,344	3%
Karen Singer, Trustee of the Singer Children’s Management Trust(8)	4,212,414	34.2%
212 Vaccaro Drive
Cresskill, NJ 07626
Renaissance Technologies LLC(9)	762,624	6.2%
800 Third Avenue
New York, NY 10022

*
Less than one percent (1.0%).

(1)
Percentage of common stock beneficially owned is based on 12,333,184 shares of common stock outstanding on May 20, 2022.

(2)
Includes 23,200 shares subject to stock options exercisable within 60 days of May 23, 2022. Mr. Nicol holds 56,659 shares in a brokerage account which permits borrowing on margin.

(3)
Includes 0 shares subject to stock options exercisable within 60 days of May 20, 2022.

(4)
Includes 15,000 shares subject to stock options exercisable within 60 days of May 20, 2022.

(5)
Includes 50,000 shares subject to stock options exercisable within 60 days of May 20, 2022.

(6)
Includes 0 shares subject to stock options exercisable within 60 days of May 20, 2022.

(7)
Includes 88,200 shares subject to stock options exercisable within 60 days of May 20, 2022.

(8)
Based solely upon the Form 4 information filed with the SEC by Karen Singer on March 16, 2022. The reporting person disclaims beneficial ownership of these securities, except to the extent of her pecuniary interest therein.

(9)
Based solely upon the Schedule 13G/A information filed with the SEC by Renaissance Technologies LLC on February 11, 2022.

Recent Transactions in the Securities.   Based on our records and information provided to us by our affiliates, directors and executive officers, we have effected the following transactions in our common stock during the 60 days before the date hereof:
On March 31, 2022, Karen Singer, Trustee of the Singer Children’s Management Trust, purchased in an open trade 17,633 shares of common stock at a price per share of $1.81. Further, on April 1, 2022, Karen Singer, Trustee of the Singer Children’s Management Trust, purchased in an open trade 22,891 shares of common stock at a price per share of $1.81 and, finally, on April 4, 2022, Karen Singer, Trustee of the Singer Children’s Management Trust, purchased in an open trade 913 shares of common stock at a price per share of $1.81. All such transaction were made via open trading on the NASDAQ.
9.
Persons used by Offeror in Relation to Offer

The Company has retained legal counsel to advise the Company in the preparation, filing and distribution of the transaction documents. The Company has retained service providers to manage the Offer process and distribute documents as Information Agent and Depository, as described in Section 3.
Where appropriate, the Company has utilized management and staff to prepare the transaction documents. These activities are part of the applicable employees’ duties and the Company has not provided any additional compensation.
We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent and the Depositary as described above) for soliciting tenders of shares pursuant to the Offer. Stockholders holding shares through brokers, dealers, commercial banks, trust companies or other nominee stockholders are urged to consult the brokers, dealers, commercial banks, trust companies or other nominee stockholders to determine whether transaction costs may apply if stockholders tender shares through the brokers, dealers or other nominee stockholders and not directly to the Depositary. The Company will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or an agent of the Information Agent, or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all Stock Transfer Taxes, if any, on our purchase of shares pursuant to the Offer, except as otherwise provided in Section 2.
10.
Fees and Expenses

We have retained D. F. King to act as Information Agent and American Stock Transfer & Trust Company, LLC to act as Depositary in connection with the Offer. The Information Agent may contact stockholders by mail, telephone, facsimile and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses incurred in connection with the Offer and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under U.S. federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent and the Depositary as described above) for soliciting tenders of shares pursuant to the Offer. Stockholders holding shares through brokers, dealers, commercial banks, trust companies or other nominee stockholders are urged to consult the brokers, dealers, commercial banks, trust companies or other nominee stockholders to determine whether transaction costs may apply if stockholders tender shares through the brokers, dealers or other nominee stockholders and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or an agent of the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all Stock Transfer Taxes, if any, on our purchase of shares pursuant to the Offer, except as otherwise provided in Section 2.
Certain officers and employees of the Company may render services in connection with the Offer but will not receive any additional compensation for such services.
11.
Additional Information

Termination and Modification of the Offer.   We expressly reserve the right, in our sole discretion and subject to applicable law, at any time and from time to time, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. the Company also expressly reserves the right, in our sole discretion, to terminate the Offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for, subject to applicable law, and to postpone payment for shares, upon the occurrence of any of the conditions by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares that the Company has accepted for payment is limited by Rule 13e-4(f)(5) and 14e-1 under the Exchange Act, which requires that the Company must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.
Subject to compliance with applicable law, the Company further reserves the right, in our sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration per share offered to stockholders pursuant to the Offer or by decreasing or increasing the Aggregate Purchase Consideration of shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time by public announcement of such amendments. In the case of an extension, the notice of the amendment must be issued no later than 9:00 a.m., Eastern Daylight Time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise disseminate any such public announcement other than through a press release.
If the Company materially changes the terms of the Offer or the information concerning the Offer, or if the Company waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If:
•
we increase the maximum price per share to be paid for shares above $1.55 per share or decrease the minimum price per share to be paid for shares below $1.30 per share or otherwise change the price range to be paid for shares in the Offer or increase or decrease the Aggregate Purchase Consideration offered for shares being sought in the Offer (but, in the case of an increase, only if the Company increases the Aggregate Purchase Consideration as a result of which the number of shares being sought will increase by more than 2% of our outstanding common stock); and
•
the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such an increase or decrease is first published, sent or given to stockholders in the manner specified in this Section 11, then, in each case, the Offer will be extended so that it will remain open for a period of ten business days from and including the date that such increase or decrease is first published, sent or given to stockholders in the manner specified in this Section 11. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Daylight Time.
Compliance with Law.   The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction. In any jurisdiction where the securities or blue-sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Further Purchases.   After the completion of the Offer, the Company may purchase shares in the open market subject to market conditions, or in private transactions, exchange offers, tender offers or otherwise. Any of these purchases may be on the same terms as, or on terms more or less favorable to stockholders than, the terms of the Offer. However, Rule 13e-4 under the Exchange Act generally prohibits us and our affiliates from purchasing any shares, other than through the Offer, until at least ten business days after the expiration or termination of the Offer. Any possible future purchases by us will depend on many factors, including the market price of the shares, the results of the Offer, our business and financial situation and general economic and market conditions.
No Recommendation.   WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THE OFFER OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES IN THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL OR TO DOCUMENTS TO WHICH THE COMPANY HAS REFERRED YOU. OUR DELIVERY OF THIS OFFER TO PURCHASE SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE IS CORRECT AS OF ANY TIME OTHER THAN THE DATE OF THIS OFFER TO PURCHASE OR THAT THERE HAVE BEEN NO CHANGES IN THE INFORMATION INCLUDED OR INCORPORATED BY REFERENCE HEREIN OR IN THE AFFAIRS OF SYMBOLIC OR ANY OF ITS SUBSIDIARIES OR AFFILIATES SINCE THE DATE HEREOF. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US, OUR BOARD OF DIRECTORS, THE DEPOSITARY OR THE INFORMATION AGENT.
Agreements; Legal Matters; Regulatory Approvals.   Except as described in this Offer to Purchase, we are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign (other than commentary from the SEC that may require use to modify the terms of the Offer), that would be required for our acquisition or ownership of shares as contemplated by the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.
Our obligation to accept for payment and pay for shares pursuant to the Offer is subject to various conditions.
12.
Certain Material United States Federal Income Tax Consequences

The following discussion describes certain material United States federal income tax consequences of participating in the Offer for U.S. Holders and non-U.S. Holders (each as defined below) but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder or non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the disposition of our common stock.
This discussion is limited to U.S. Holders and non-U.S. Holders that hold our shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s or non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to U.S. Holders and non-U.S. Holders subject to special rules, including, without limitation:
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U.S. expatriates and former citizens or long-term residents of the United States;

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persons holding our shares as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies, and other financial institutions;

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brokers, dealers, or traders in securities;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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tax-exempt organizations or governmental organizations;

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persons deemed to sell our shares under the constructive sale provisions of the Code;

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persons who hold or receive our shares pursuant to the exercise of any employee stock option or otherwise as compensation;

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tax-qualified retirement plans; and

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“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

As used herein, the term “U.S. Holder” means a beneficial owner of shares that for United States federal income tax purposes is:

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an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

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a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate, the income of which is subject to United States federal income taxation regardless of its source; or

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a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code has the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, and it has elected to continue to be treated as a United States person.

As used herein, the term “non-U.S. Holder” means a beneficial owner of shares other than a U.S. Holder.
If an entity treated as a partnership for U.S. federal income tax purposes holds our shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of participating in the Offer.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Non-Participation in the Offer.   The Offer will have no United States federal income tax consequences to stockholders that do not tender any shares in the Offer.
Consequences of the Offer to U.S. Holders.
Characterization of the Purchase — Distribution vs. Sale Treatment. The exchange of shares for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. A U.S. Holder that participates in the Offer will be treated, depending on such U.S. Holder’s particular circumstances, either as recognizing gain or loss from the disposition of the shares or as receiving a dividend distribution from us as described in more detail below.
Under the stock redemption rules of Section 302 of the Code, a U.S. Holder will recognize gain or loss on an exchange of shares for cash if the exchange: (a) results in a “complete termination” of all such U.S. Holder’s equity interest in the Company, (b) results in a “substantially disproportionate” redemption with respect to such U.S. Holder, or (c) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. In applying the tests under Section 302 of the Code, a U.S. Holder must take into account shares that such U.S. Holder constructively owns under certain attribution rules, pursuant to which the U.S. Holder will be treated as owning shares owned by certain family members (except that in the case of a “complete termination,” a U.S. Holder may waive, under certain circumstances, attribution from family members) and related entities and shares that the U.S. Holder has the right to acquire by exercise of an option. An exchange of shares for cash will be a substantially disproportionate redemption with respect to a U.S. Holder if the percentage of the then-outstanding shares owned by such U.S. Holder in the Company immediately after the exchange is less than 80% of the percentage of the shares owned (directly and by attribution) by such U.S. Holder in the Company immediately before the exchange. If an exchange of shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. Holder nonetheless may satisfy the “not essentially equivalent to a dividend” test. An exchange of shares for cash will generally satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s equity interest in the Company. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest in the Company will depend on the particular facts and circumstances applicable to it. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” U.S. Holders are advised to consult their tax advisors regarding the application of the rules of Section 302 of the Code in their particular circumstances.
We cannot predict whether any particular U.S. Holder will be subject to sale or exchange treatment, on one hand, or distribution treatment, on the other hand. Contemporaneous dispositions or acquisitions of shares (including market sales and purchases) by a U.S. Holder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the tests under Section 302 of the Code have been satisfied. Each U.S. Holder should be aware that because proration may occur in the Offer, even if all the shares actually and constructively owned by a U.S. Holder are tendered pursuant to the Offer, fewer than all of such shares may be purchased by us. Consequently, we cannot assure you that a sufficient number of any particular U.S. Holder’s shares will be purchased to ensure that this purchase will be treated as a sale or exchange, rather than as a distribution, for United States federal income tax purposes pursuant to the rules discussed herein. Accordingly, a tendering U.S. Holder may choose to submit a “conditional tender” under the procedures described in Section 6, which allows the U.S. Holder to tender shares subject to the condition that a specified minimum number of the U.S. Holder’s shares must be purchased by us if any such shares so tendered are purchased.
Sale or Exchange Treatment.   If a U.S. Holder is treated under Section 302 of the Code as recognizing gain or loss from the “sale or exchange” of the shares for cash, such gain or loss will be equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in the shares exchanged therefor. Generally, a U.S. Holder’s tax basis in the shares will be equal to the cost of the shares to the U.S. Holder. Any gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange. Long-term capital gain is currently subject to a reduced rate of tax for non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. A U.S. Holder must calculate gain or loss separately for each block of shares (generally, shares acquired at the same cost in a single transaction). A U.S. Holder may be able to designate which blocks of shares it wishes to tender and the order in which different blocks will be purchased in the event that less than all of its shares are tendered.
Distribution Treatment.   If a U.S. Holder is not treated under Section 302 of the Code as recognizing gain or loss from the “sale or exchange” of shares for cash, the entire amount of cash received by such U.S. Holder pursuant to the Offer will be treated as a distribution by the Company with respect to the U.S. Holder’s shares. The distribution will be treated as a dividend to the extent of the Company’s current and accumulated earnings and profits allocable to such shares. Such a dividend would be includible in income without reduction for the U.S. Holder’s tax basis in the shares exchanged. Currently, dividends we pay to non-corporate U.S. Holders generally will constitute “qualified dividend” that are taxable at a maximum rate of 20% for non-corporate U.S. Holders (including individuals) if certain holding period and other requirements are met. To the extent that amounts received pursuant to the Offer that are treated as distributions exceed a U.S. Holder’s allocable share of our current and accumulated earnings and profits, the distribution will first be treated as a non-taxable return of capital, causing a reduction (but not below zero) in the tax basis of such U.S. Holder’s shares, and any amounts in excess of the U.S. Holder’s tax basis will constitute capital gain. Any remaining tax basis in the shares tendered will be transferred to any remaining shares held by such U.S. Holder.
To the extent that cash received in exchange for shares is treated as a dividend to a corporate U.S. Holder, (i) it generally will be eligible for a dividends-received deduction (subject to certain requirements and limitations) and (ii) it generally will be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

Consequences of the Offer to Non-U.S. Holders.
Sale or Exchange Treatment.   Gain realized by a non-U.S. Holder on a sale of shares for cash pursuant to the Offer generally will not be subject to United States federal income tax if the sale is treated as a “sale or exchange” under Section 302 of the Code described above under “Consequences of the Offer to U.S. Holders — Characterization of the Purchase — Distribution vs. Sale Treatment” unless:
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the gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the non-U.S. Holder maintains a United States permanent establishment to which such gain is attributable);

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the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

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our shares constitute “United States real property interests” by reason of our status as a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. Holder’s holding period for our shares.

A non-U.S. Holder described in the first bullet point above will be required to pay United States federal income tax on the net gain derived from the disposition generally in the same manner as if such non-U.S. Holder were a U.S. Holder, and, if such non-U.S. Holder is a foreign corporation, an additional branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty) may apply to any effectively connected earnings and profits.
A non-U.S. Holder described in the second bullet point above will be subject to United States federal income tax at a rate of 30% (or, if applicable, a lower treaty rate) on the gain derived from the disposition, which may be offset by certain U.S. source capital losses, provided that such non-U.S. Holders has timely filed united states federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe that we are not currently a USRPHC. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests. In the event we are a USRPHC, as long as our shares are regularly traded on an established securities market, the shares will be treated as United States real property interests only with respect to a non-U.S. Holder that actually or constructively held more than 5% of our shares at any time during the shorter of (i) the five-year period ending on the date of the disposition or (ii) the non-U.S. Holder’s holding period for such shares. If gain on the disposition of shares were subject to taxation under the third bullet point above, the non-U.S. Holder would be subject to regular United States federal income tax with respect to such gain in generally the same manner as a United States person.
Distribution Treatment.   If a non-U.S. Holder is not treated under Section 302 of the Code as recognizing gain or loss on a “sale or exchange” of shares for cash, the entire amount of cash received by such non-U.S. Holder pursuant to the Offer (including any amount withheld, as discussed below) will be treated as a distribution by us with respect to the non-U.S. Holder’s shares. The treatment for United States federal income tax purposes of such distribution as a dividend, tax-free return of capital, or gain from the sale or exchange of shares will be determined in the manner described above under “Consequences of the Offer to U.S. Holders — Distribution Treatment.” Except as described in the following paragraphs, to the extent that amounts received by the non-U.S. Holder are treated as dividends, such dividends will be subject to United States federal withholding tax at a rate of 30% (or a lower rate specified in an applicable income tax treaty). To obtain a reduced rate of withholding under an income tax treaty, a non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8BEN-E certifying, under penalties of perjury, that the non-U.S. Holder is a non-U.S. person and the dividends are subject to a reduced rate of withholding under an applicable income tax treaty. Non-U.S. Holders are advised to consult their tax advisors regarding their entitlement to, and the procedure for obtaining, benefits under an applicable income tax treaty.
Amounts treated as dividends that are effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States are not subject to United States federal withholding tax but instead, unless an applicable tax treaty provides otherwise, generally are subject to United States federal income tax in the manner applicable to U.S. Holders, as described above. To claim exemption from United States federal withholding tax with respect to dividends that are effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States, the non-U.S. Holder must comply with applicable certification and disclosure requirements by providing a properly executed IRS Form W-8ECI certifying, under penalties of perjury, that the non-U.S. Holder is a non-U.S. person and the dividends are effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States and includible in that holder’s gross income. In addition, a non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty), on dividends effectively connected with the conduct of a trade or business within the United States, subject to certain adjustments.
Withholding For Non-U.S. Holders.   Because, as described above, it is unclear whether the cash received by a non-U.S. Holder in connection with the Offer will be treated (i) as proceeds of a sale or exchange or (ii) as a distribution, the Company intends to treat such payment as a dividend distribution for withholding purposes. Accordingly, payments to non-U.S. Holders will be subject to withholding at a rate of 30% of the gross proceeds paid, unless the non-U.S. Holder establishes an entitlement to a reduced or zero rate of withholding by timely completing, under penalties of perjury, the applicable IRS Form W-8. In order to obtain a reduced or zero rate of withholding pursuant to an applicable income tax treaty, a non-U.S. Holder must deliver to the Depositary, before the payment is made to such stockholder, a properly completed and executed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) claiming such an exemption or reduction. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a non-U.S. Holder must deliver to the Depositary before the payment is made a properly completed and executed IRS Form W-8ECI. To the extent non-U.S. Holders tender shares held in a United States brokerage account or otherwise through a United States broker, dealer, commercial bank, trust company, or other nominee, such non-U.S. Holders should consult such United States broker or other nominee and their tax advisors to determine the particular withholding procedures that will be applicable to them.
A non-U.S. Holder may be eligible to obtain a refund of all or a portion of any United States federal tax withheld if such stockholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above under “Consequences of the Offer to U.S. Holders — Characterization of the Purchase — Distribution vs. Sale Treatment” or if the stockholder is entitled to a reduced or zero rate of withholding pursuant to any applicable income tax treaty and a higher rate was withheld.
Non-U.S. Holders are urged to consult their tax advisors regarding the United States federal income tax consequences of participation in the Offer, including the application of United States federal income tax withholding rules, eligibility for a reduction of or an exemption from withholding tax, and the refund procedure, as well as the applicability and effect of state, local, foreign and other tax laws.
Information Reporting and Backup Withholding.
Payments made to stockholders in the Offer may be reported to the IRS. In addition, under the United States federal income tax laws, backup withholding at the statutory rate (currently 24%) may apply to the amount paid to certain stockholders (who are not “exempt” recipients) pursuant to the Offer. To prevent such backup United States federal income tax withholding, each non-corporate stockholder who is a U.S. Holder and who does not otherwise establish an exemption from backup withholding must notify the Depositary of the stockholder’s taxpayer identification number (employer identification number or social security number) and provide certain other information by completing, under penalties of perjury, the IRS Form W-9 included in the Letter of Transmittal. Failure to timely provide the correct taxpayer identification number on the IRS Form W-9 may subject the stockholder to a $50 penalty imposed by the IRS.
Certain “exempt” recipients (including, among others, all corporations and certain non-U.S. Holders) are not subject to these backup withholding requirements. For a non-U.S. Holder to qualify for such exemption, such non-U.S. Holder must submit a statement (generally, an IRS Form W-8BEN or W-8BEN-E or other applicable Form W-8), signed under penalties of perjury, attesting to such non-U.S. Holder’s exempt status. A copy of the appropriate IRS Form W-8 may be obtained from the Depositary or from the

IRS website (www.irs.gov). A disregarded domestic entity that has a foreign owner must use the appropriate IRS Form W-8, and not the IRS Form W-9.
Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund of such amounts if they timely provide certain required information to the IRS.
Stockholders should consult their tax advisors regarding the application of backup withholding to their particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding.
FATCA.
Under Sections 1471 through 1474 of the Code, commonly referred to as “FATCA,” and related administrative guidance, a United States federal withholding tax of 30% generally will be imposed on dividends that are paid to “foreign financial institutions” and “non-financial foreign entities” (as specifically defined under these rules), whether such institutions or entities hold shares as beneficial owners or intermediaries, unless specified requirements are met or an exemption applies. Because, as discussed above, we may treat amounts paid to non-U.S. Holders in the Offer as dividends for United States federal income tax purposes, such amounts may also be subject to withholding under FATCA if such requirements are not met. In such case, any withholding under FATCA may be credited against, and therefore reduce, any 30% withholding tax on dividend distributions as discussed above. Non-U.S. Holders should consult with their tax advisors regarding the possible implications of these rules on their disposition of shares pursuant to the Offer.
THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.
Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC the Schedule TO, which contains additional information relating to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 1 with respect to information concerning Symbolic.
13.
Certain Information Concerning the Company

On December 31, 2021, the Company closed on the terms of the Equity Purchase Agreement (the “Equity Purchase Agreement”) and two Software Purchase Agreements (the “Software Purchase Agreements” and, together with the Equity Purchase Agreement and the other transaction documents described therein, the “Purchase Agreements”) dated as of October 15, 2021, with subsidiaries and affiliates of PartnerOne Capital, Inc. (the “Purchasers”). The Purchase Agreements provided for the sale and transfer of substantially all of the Company’s operating subsidiaries and all of its assets that provided real-time digital engagement solutions and services in the areas of real-time analytics, customer acquisition and activation, customer value management and loyalty for the telecom industry to the Purchasers for an aggregate purchase price of $40 million (subject to adjustment as set forth in the Equity Purchase Agreement). The Purchase Agreements included customary terms and conditions, including an adjustment to the purchase price based on the Company’s cash and cash equivalents on hand as of the closing date and provisions that require the Company to indemnify the Purchasers for certain losses that it incurs as a result of a breach by the Company of its representations and warranties in the Purchase Agreements and certain other matters. The Company received cash proceeds of $36.0 million and may receive up to an additional $2.5 million in consideration pursuant to the terms of an escrow agreement entered into in connection with the Equity Purchase Agreement.
Simultaneously with the approval by the Board of Directors to execute the Purchase Agreements, the Board formed a subcommittee of the Board (the “Investment Committee”) to evaluate options to maximize the value of the Company’s assets, which, following the closing of the transactions contemplated under the Purchase Agreements, will consist primarily of cash and cash equivalents. The Board of Directors has authorized the Investment Committee to retain such counsel, experts, consultants or other professionals as the Investment Committee shall deem appropriate from time to time to aid the Investment Committee in the performance of its duties.
Following the sale of its assets in real-time digital engagement solutions and services in December 2021, the Company has decided to evaluate new areas of business and is currently a research and development organization with two initial areas of product focus, each of which are in a research-oriented pre-release mode. The two areas of focus are in the application of self-learning algorithms as well as the symbolic tagging and organizing of physical objects. Additionally, the Company maintains an extensive background in mergers and acquisitions (“M&A”) activity. The Company plans to use cash assets, and network of relationships to acquire businesses and/or assets, as well as consider strategic partnerships.
Available Information.   We have filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC that includes additional information relating to the Offer. You may access and read our SEC filings, including the complete Schedule TO, all of the exhibits to it, and the documents incorporated therein by reference through the SEC’s website at www.sec.gov.
Incorporation by Reference.   The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. We incorporate by reference into this Offer to Purchase the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, except for information “furnished” under Items 2.02 or 7.01 on Form 8-K (and related exhibits) or other information furnished to the SEC, which is not deemed filed and not incorporated in this Offer to Purchase, until the termination of this tender offer. Such future filings will automatically update and supersede the previously filed information. The following documents contain important information about us and we incorporate them by reference:
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our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on April 11, 2022 (and Form 10-K/A filed with the SEC on April 13, 2022);

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our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC on May 12, 2022;

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the portions of our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2022 (solely to the extent incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2021); and

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our Current Reports on Form 8-K or 8-K/A filed with the SEC on January 3, 2022, January 12, 2022, January 14, 2022, January 24, 2022, April 14, 2022, and April 15, 2022.

Any statement contained in any document incorporated into this Offer to Purchase will be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained in this Offer to Purchase or any subsequently filed document that is incorporated by reference into this Offer to Purchase modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.
You can obtain any of the documents incorporated by reference in this Offer to Purchase from the SEC’s website set forth above.
You may also request a copy of these filings, at no cost, by writing or telephoning us at the following address:
Symbolic Logic, Inc.
Attention: Investor Relations
9800 Pyramid Court, Suite 400
Englewood, Colorado 80112
(303) 802-1000

The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of the Company who wishes to tender shares in the Offer or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:
The Depositary for the Offer is:
American Stock Transfer & Trust Co., LLC
If delivering by hand, express mail, courier, or other expedited service:	By mail:
American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219
DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.
Questions and requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or other documents relating to the Offer should be directed to the Information Agent. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers Call: (212) 269-5550
All Others Call Toll Free: (866) 864-4943

Exhibit (a)(1)(B)
LETTER OF TRANSMITTAL TO TENDER SHARES OF COMMON STOCK
OF
SYMBOLIC LOGIC, INC.
IN CONNECTION WITH ITS OFFER TO PURCHASE FOR CASH
SHARES OF ITS COMMON STOCK FOR AN AGGREGATE PURCHASE CONSIDERATION OF NO MORE THAN $9.6 MILLION AT A PURCHASE PRICE OF NOT LESS THAN $1.30 PER SHARE AND NOT MORE THAN $1.55 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 4:59 P.M. (EASTERN DAYLIGHT TIME) ON JUNE 23, 2022, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”) OR OTHERWISE TERMINATED.

METHOD OF DELIVERY OF THE CERTIFICATE(S) IS AT THE OPTION AND RISK OF THE OWNER THEREOF. DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY.
Mail or deliver this Letter of Transmittal, together with the certificate(s) representing your shares, to American Stock Transfer & Trust Co., LLC (the “Depositary”), as follows:
If delivering by hand, express mail, courier, or other expedited service:	By mail:
American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Pursuant to the Offer, the undersigned encloses herewith and tenders the following certificate(s) representing shares of common stock of Symbolic Logic, Inc.:

Name(s) and Address of Registered Holder(s) If there is any error in the name or address shown below, please make the necessary corrections	DESCRIPTION OF SHARES SURRENDERED (Please fill in. Attach separate schedule if needed)
	Certificate No(s)	Number of Shares

TOTAL SHARES

CAPITALIZED TERMS USED HEREIN WITHOUT DEFINITION HAVE THE
MEANINGS ASCRIBED TO THEM IN THE OFFER TO PURCHASE
(AS DEFINED BELOW)
YOU SHOULD READ CAREFULLY THIS LETTER OF TRANSMITTAL, INCLUDING THE ACCOMPANYING INSTRUCTIONS, BEFORE YOU COMPLETE IT. FOR THIS LETTER OF TRANSMITTAL TO BE VALIDLY DELIVERED, IT MUST BE RECEIVED BY THE DEPOSITARY AT ONE OF THE ABOVE ADDRESSES BEFORE THE OFFER EXPIRES (IN ADDITION TO THE OTHER REQUIREMENTS DETAILED IN THIS LETTER OF TRANSMITTAL AND ITS INSTRUCTIONS).
I/we, the undersigned, hereby tender to Symbolic Logic, Inc., a Delaware corporation (the “Company”), the share(s) identified above pursuant to the Company’s offer to purchase for cash shares (the “shares”) of its common stock, par value $0.001 per share (the “common stock”), for aggregate purchases under the Offer to Purchase (as defined below) of no more than $9.6 million pursuant to (i) Auction Tenders at prices specified by the tendering stockholder of not less than $1.30 and not more than $1.55 per share or (ii) Purchase Price Tenders, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 23, 2022 (the “Offer to Purchase”), and in this Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”). Stockholders who validly tender shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender. This Letter of Transmittal is to be completed only if (a) certificates for shares are being forwarded herewith or (b) a tender of book-entry shares is being made to the account maintained by The Depository Trust Company (“DTC”) pursuant to Section 3 of the Offer to Purchase and the tender is not being made pursuant to DTC’s Automated Tender Offer Program (“ATOP”). I/we certify that I/we have complied with all requirements as stated in the instructions included in this Letter of Transmittal, am/are the registered holder(s) of the shares represented by the enclosed certificate(s), have full authority to tender these shares, and give the instructions in this Letter of Transmittal and warrant that the shares represented by the enclosed certificate(s) are free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever and that when, as and if the shares tendered hereby are accepted for payment by the Company, the Company will acquire good title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities and the same will not be subject to any adverse claim or right. I/we make the representation and warranty to the Company set forth in Section 3 of the Offer to Purchase under the caption “Tendering Stockholder’s Representation and Warranty; Net Long Position” and understand that the tender of shares made hereby constitutes an acceptance of the terms and conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of such extension or amendment). Subject to, and effective upon, acceptance for purchase of and payment for, shares tendered herewith in accordance with the terms of the Offer, I/we hereby (a) irrevocably sell, assign and transfer to, or upon the order of the Company, all right, title and interest in and to all shares that are being tendered hereby, (b) waive any and all rights with respect to the shares, (c) release and discharge the Company from any and all claims I/we may have now, or may have in the future, arising out of or related to, the shares and (d) irrevocably constitute and appoint the Depositary as my/our true and lawful agent and attorney-in-fact with respect to any such tendered shares, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (i) deliver certificates representing such shares, or transfer ownership of such shares on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (ii) present such shares for transfer on the relevant security register and (iii) receive all benefits or otherwise exercise all rights of beneficial ownership of such shares (except that the Depositary will have no rights to, or control over, funds from the Company, except as agent for tendering holders, for the consideration payable pursuant to the Offer).

    Signature (See Instructions 2 and 12):
This form must be signed by the registered holder(s) exactly as their name(s) appears above or by person(s) authorized to sign on behalf of the registered holder(s) by documents transmitted herewith.
X
Form W-9 (Backup Withholding) (See Instruction 3):
Signature of Stockholder Date Daytime Telephone # X
Signature of Stockholder Date Daytime Telephone # X
I/we understand that the tender of shares constitutes a representation and warranty to the Company that the undersigned has/have a NET LONG POSITION in the shares or other securities exercisable or exchangeable therefor and that such tender complies with Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended. I/we authorize the Company to withhold all applicable taxes and tax-related items legally payable by the undersigned.
Auction Tender: Price (in Dollars) per Share at Which Shares are Being Tendered (See Instruction 4):

By checking one of the following boxes below instead of the box under Section 5, “Purchase Price Tender,” you are tendering shares pursuant to an Auction Tender at the price checked. This election could result in none of your shares being purchased if the Purchase Price determined by the Company for the shares is less than the price checked below. If you wish to tender shares at more than one price, you must complete a separate Letter of Transmittal for each price at which you tender shares. The same shares cannot be tendered at more than one price, unless previously and validly withdrawn. (See Sections 2 and 3 of the Offer to Purchase and Instruction 4 to this Letter of Transmittal).

PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED CHECK ONLY ONE BOX IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED, THERE IS NO PROPER TENDER OF SHARES
(Stockholders who desire to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are tendered.)
☐ $1.30
☐ $1.35
☐ $1.40
☐ $1.45
☐ $1.50
☐ $1.55
Purchase Price Tender (See Instruction 5):

☐
By checking this one box instead of one of the price boxes under Section 4, “Auction Tender: Price (in Dollars) per Share at Which Shares are Being Tendered,” you are tendering shares pursuant to a Purchase Price Tender and are willing to accept the Purchase Price determined by the Company in accordance with the terms of the Offer. This action will maximize the chance of having the Company purchase your shares pursuant to the Offer (subject to proration, “odd lot”

priority and conditional tender provisions). Note that this election is deemed to be a tender of shares at the minimum price under the Offer of $1.30 per share and could cause the Purchase Price in the Offer to be lower and could result in the tendered shares being purchased at the minimum price under the Offer of $1.30 per share, a price that could be below the reported closing price of our common stock on OTC Pink at the Expiration Time. (See Section 3 of the Offer to Purchase and Instruction 5 to this Letter of Transmittal).

Odd Lots (See Instruction 6):

As described in Section 1 of the Offer to Purchase, under certain conditions, stockholders holding a total of fewer than 100 shares may have their shares tendered at or below the Purchase Price accepted for payment before any proration of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of 100 or more shares in the aggregate, even if these holders have separate accounts or certificates representing fewer than 100 shares. Accordingly, this section is to be completed only if shares are being tendered by or on behalf of a person owning, beneficially or of record, an aggregate of fewer than 100 shares. The undersigned either (check one box):

☐ is the beneficial or record owner of an aggregate of fewer than 100 shares, all of which are being tendered; or

☐
is a broker, dealer, commercial bank, trust company or other nominee that (a) is tendering for the beneficial owner(s) shares with respect to which it is the record holder and (b) believes, based upon representations made to it by the beneficial owner(s), that each such person is the beneficial owner of an aggregate of fewer than 100 shares and is tendering all of such shares.

CONDITIONAL TENDER

As described in Section 3 of the Offer to Purchase, a tendering stockholder may condition his or her tender of shares upon the Company purchasing all or a specified minimum number of the shares tendered. Unless at least the minimum number of shares you indicate below is purchased by the Company pursuant to the terms of the Offer, none of the shares tendered by you will be purchased. It is the tendering stockholder’s responsibility to calculate the minimum number of shares that must be purchased from the stockholder in order for the stockholder to qualify for sale or exchange (rather than distribution) treatment for U.S. federal income tax purposes. Stockholders are urged to consult with their tax advisors before completing this section. No assurances can be provided that a conditional tender will achieve the intended U.S. federal income tax result for any stockholder tendering shares. Unless the first box below has been checked and a minimum number of shares specified, your tender will be deemed unconditional.

☐ The minimum number of shares that must be purchased from me/us, if any are purchased from me/us, is: shares

If, because of proration, the minimum number of shares designated will not be purchased, the Company may accept conditional tenders by random lot, if necessary. However, to be eligible for purchase by random lot, the tendering stockholder must have tendered all of his or her shares and checked this box:

☐ The tendered shares represent all shares held by the undersigned.

    Special Payment Instructions (See Instruction 7):
If you want your check for cash and/or Certificate(s) for shares not tendered or not purchased to be issued in another name, fill in this section with the information for the new account name. A Signature Guarantee is required here
Signature Guarantee Medallion Apply Medallion Guarantee Stamp Below
    Special Delivery Instructions (See Instruction 8):
Fill in ONLY if delivering check for cash and/or Certificate(s) for shares not tendered or not purchased to be sent to someone other than the undersigned or to the undersigned at an address other than that shown on the front of this form. A Signature Guarantee is required here. Mailing certificate(s) and/or check(s) to:

Name (Please Print First, Middle & Last Name)		Name (Please Print First, Middle & Last Name)
Address (Number and Street)	(Title of Officer Signing this Guarantee)	Address (Number and Street)
(City, State & Zip Code)	(Name of Guarantor Please Print)	(City, State & Zip Code)
(Employer Identification Number or Social Security Number)	(Address of Guarantor Firm)	(Employer Identification Number or Social Security Number)
INSTRUCTIONS FOR COMPLETING THE LETTER OF TRANSMITTAL
1.
Please indicate the total number of certificated shares and/or book-entry shares you are tendering in Box 1.

2.
Sign, date and include your daytime telephone number in this Letter of Transmittal in Box 2 after completing all other applicable sections and return this form in the enclosed envelope. If your shares are represented by physical stock certificates, include them in the enclosed envelope as well.

3.
Taxpayer Identification Number. U.S. federal income tax laws generally require that a tendering U.S. Holder (as defined in the Offer to Purchase — Certain Material United States Federal Income Tax Considerations) provide the Depositary with such U.S. Holder’s correct Taxpayer Identification Number (“TIN”) on an IRS Form W-9, which TIN, in the case of a U.S. Holder who is an individual, is his or her social security number. See the enclosed IRS Form W-9 for additional instructions. A tendering non-U.S. Holder as defined in the Offer to Purchase — Certain Material United States Federal Income Tax Considerations must submit the appropriate completed IRS Form W-8 to avoid backup withholding. The appropriate form may be obtained via the IRS website at www.irs.gov or by contacting the Depositary at the address and phone number on the cover page of this Letter of Transmittal. For a discussion of the tax consequences of tendering shares pursuant to the Offer to Purchase, see “Certain Material United States Federal Income Tax Considerations” in Section 14 of the Offer to Purchase.

FAILURE TO COMPLETE THE IRS FORM W-9, IRS FORM W-8 OR ANOTHER APPROPRIATE FORM MAY RESULT IN BACKUP WITHHOLDING ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER.
4.
Indication of Price at Which Shares are Being Tendered. If you want to tender your shares pursuant to an Auction Tender at a specific price within the $1.30 to $1.55 range, you must properly complete the pricing section of this Letter of Transmittal in Box 4 (“Auction Tender: Price (in Dollars) per Share at Which Shares are Being Tendered”). You must check ONLY ONE BOX in the pricing section. If more than one box is checked or no box is checked, your shares will not be validly tendered. If you want to tender portions of your shares at more than one price, you must complete a separate Letter of Transmittal for each price at which you tender shares. However, the same shares cannot be tendered at more than one price, unless previously and validly withdrawn as provided in Section 4 of the Offer to Purchase.
5.
By checking the box in Section 5 instead of one of the price boxes in Section 4, you are tendering shares and are willing to accept the Purchase Price determined by the Company in accordance with the terms of the Offer. This action will maximize the chance of having the Company purchase your shares pursuant to the Offer (subject to proration, “odd lot” priority and conditional tender provisions). Note that this election is deemed to be a tender of shares at the minimum price under the Offer of $1.30 per share for purposes of determining the Purchase Price in the Offer, and could cause the Purchase Price in the Offer to be lower and could result in your shares being purchased at the minimum price under the Offer of $1.30 per share, a price that could be below the reported closing price of our common stock on OTC Pinks at the Expiration Time. See Section 3 of the Offer to Purchase.

6.
As described in Section 1 of the Offer to Purchase, if the Company is to purchase fewer than all shares validly tendered before the Expiration Time and not validly withdrawn, the shares purchased first will consist of all shares validly tendered by any stockholder who owned, beneficially or of record, an aggregate of fewer than 100 shares, and who tenders all of the holder’s shares at or below the Purchase Price. This preference will not be available to you unless you complete Box 6 in this Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery. Please see Section 1 of the Offer to Purchase under the caption “Odd Lots” for additional information regarding Box 6.

7.
If you want your check for cash and/or certificate(s) for shares not tendered or not purchased to be issued in another name, fill in Box 7 with the information for the new account name. If you complete Box 7, your signature(s) must be guaranteed.

8.
Complete Box 8 only if the proceeds of this transaction and/or any unaccepted shares are to be sent to a person other than the registered holder or sent to a different address. If you complete Box 8, your signature(s) must be guaranteed.

9.
If any stock certificate representing shares that you own has been lost, stolen or destroyed, please contact the Depositary at (877) 937-5449 promptly to obtain instructions as to the steps that must be taken in order to replace the certificate. This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed. Please contact the Depositary immediately to permit timely processing of the replacement documentation.

10.
Stockholders who cannot deliver their certificates and all other required documents to the Depositary or complete the procedures for book-entry transfer prior to the Expiration Time may tender their shares by properly completing and duly executing the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase and thereafter timely delivering the shares subject to such notice of guaranteed delivery in accordance with such procedures.

11.
The Company will determine in its sole discretion the number of shares to accept, and the validity, eligibility and acceptance for payment of any tender. There is no obligation to give notice of any defects or irregularities to stockholders. See Section 3 of the Offer to Purchase for additional information. Any such determinations will be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of shares it determines not to be in proper form or the acceptance of which or payment for which may, in the Company’s opinion, be unlawful. The Company also reserves the right to waive any defect or irregularity in the tender of any particular shares, and the Company’s interpretation of the terms of the Offer, including these instructions, will be final and binding on all parties. No tender of shares will be deemed to be validly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.

12.
If any of the shares tendered hereby are owned of record by two or more joint owners, all such persons must sign this Letter of Transmittal. If any shares tendered hereby are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates. If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, he or she should so indicate when signing, and proper evidence satisfactory to the Company of his or her authority to so act must be submitted with this Letter of Transmittal.
If this Letter of Transmittal is signed by the registered owner(s) of the shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the Purchase Price is to be made, or certificates for shares not tendered or accepted for payment are to be issued, to a person other than the registered owner(s). If this Letter of Transmittal is signed by a person other than the registered owner(s) of the shares tendered hereby, or if payment is to be made or certificate(s) for shares not tendered or not purchased are to be issued to a person other than the registered owner(s), the certificate(s) representing such shares must be properly endorsed for transfer or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificates(s). The signature(s) on any such certificate(s) or stock power(s) must be guaranteed by an eligible institution. See Section 3 of the Offer to Purchase. Signature guarantees are also required if either Box 7, “Special Payment Instructions” or Box 8, “Special Delivery Instructions” are completed.
The tendering holder will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the shares tendered hereby.
13.
If the space provided in Box 1 above is inadequate, the certificate numbers and/or the number of shares should be listed on a separated signed schedule that should be attached hereto.

14.
Partial Tenders (Not Applicable to Stockholders Who Tender by Book-Entry Transfer).   If fewer than all the shares represented by any certificate submitted to the Depositary are to be tendered, fill in the number of shares that are to be tendered in Box 1. In that case, if any tendered shares are purchased, new certificate(s) for the remainder of the shares that were evidenced by the old certificate(s) will be sent to the registered holder(s), unless otherwise provided in the appropriate box on this Letter of Transmittal, promptly after the acceptance for payment of, and payment for, the shares tendered herewith. All shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

15.
In participating in the Offer, the tendering stockholder acknowledges that: (1) the Offer is established voluntarily by the Company, it is discretionary in nature and it may be extended, modified, suspended or terminated by the Company as provided in the Offer to Purchase; (2) the tendering stockholder is voluntarily participating in the Offer; (3) the future value of the shares is unknown and cannot be predicted with certainty; (4) the tendering stockholder has received the Offer to Purchase and the Letter of Transmittal, as amended or supplemented; (5) any foreign exchange obligations triggered by the tendering stockholder’s tender of shares or the receipt of proceeds are solely his or her responsibility; and (6) regardless of any action that the Company takes with respect to any or all income/capital gains tax, social security or insurance tax, transfer tax or other tax-related items (“Tax Items”) related to the Offer and the disposition of shares, the tendering stockholder acknowledges that the ultimate liability for all Tax Items is and remains his or her sole responsibility. In that regard, the tendering stockholder authorizes the Company to withhold all applicable Tax Items that the Depositary or other withholding agent is legally required to withhold. The tendering stockholder consents to the collection, use and transfer, in electronic or other form, of the tendering stockholder’s personal data as described in this document by and among, as applicable, the Company, its subsidiaries, and third party administrators for the exclusive purpose of implementing, administering and managing his or her participation in the Offer. No authority herein conferred or agreed to be conferred shall be affected by, and all such authority shall survive, the death or incapacity of the undersigned. All obligations of the undersigned hereunder shall be binding upon the heirs, personal and legal representatives, administrators, trustees in bankruptcy, successors and assigns of the undersigned.

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here	**Signature of U.S. person ▶**	**Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9*.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

• Form 1099-INT (interest earned or paid)

• Form 1099-DIV (dividends, including those from stocks or mutual funds)

• Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)

• Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

• Form 1099-S (proceeds from real estate transactions)

• Form 1099-K (merchant card and third party network transactions)

• Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

• Form 1099-C (canceled debt)

• Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later*.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting*, later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the instructions for Part II for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code*, later, and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships,* earlier.

What is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code*, later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C corporation, or S corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.

IF the entity/person on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation
• Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.	Individual/sole proprietor or single-member LLC
• LLC treated as a partnership for U.S. federal tax purposes, • LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.	Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)
• Partnership	Partnership
• Trust/estate	Trust/estate

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

• Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	**THEN the payment is exempt for . . .**
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

1 See Form 1099-MISC, Miscellaneous Income, and its instructions.

2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* **below.**

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note: See *What Name and Number To Give the Requester*, later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.SSA.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/Businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. Go to *www.irs.gov/Forms* to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to *www.irs.gov/OrderForms* to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code*, earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
4. Custodialaccountof a minor (Uniform Gift to Minors Act)	The minor[2]
5. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law	The grantor-trustee[1] The actual owner[1]
6. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
7. Grantortrustfiling under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:	Give name and EIN of:
8. Disregarded entity not owned by an individual	The owner
9. A valid trust, estate, or pension trust	Legal entity[4]
10. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
11. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
12. Partnership or multi-member LLC	The partnership
13. A broker or registered nominee	The broker or nominee

The Depositary for the Offer is:
If delivering by hand, express mail, courier, or other expedited service:	By mail:
American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219
DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.
Questions and requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent for the Offer, at the telephone number and address set forth below. You may request additional copies of the Offer to Purchase and this Letter of Transmittal from the Information Agent at the telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers Call: (212) 269-5550
All Others Call Toll Free: (866) 864-4943
Email: symboliclogic@dfking.com

Exhibit (a)(1)(C)
NOTICE OF GUARANTEED DELIVERY
(Not to be used for Signature Guarantee)
for
Tender of Shares of Common Stock
of
SYMBOLIC LOGIC, INC.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 4:59 P.M. (EASTERN DAYLIGHT TIME) ON JUNE 23, 2022, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”) OR OTHERWISE TERMINATED.

As set forth in Section 3 of the Offer to Purchase, dated May 23, 2022 (the “Offer to Purchase” and, together with the related Letter of Transmittal (the “Letter of Transmittal”), as they may be amended or supplemented from time to time, the “Offer”), this form (or a manually executed facsimile hereof) must be used to accept the Offer if (1) certificates representing your shares (the “shares”) of common stock, par value $0.001 per share (the “common stock”), of Symbolic Logic, Inc., a Delaware corporation (the “Company”), are not immediately available or cannot be delivered to the Depositary prior to the Expiration Time (or the procedures for book-entry transfer described in the Offer to Purchase and the Letter of Transmittal cannot be completed on a timely basis), or (2) time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Time.
This form, signed and properly completed, may be transmitted by email or delivered by mail or overnight courier to the Depositary. See Section 3 of the Offer to Purchase. All capitalized terms used and not defined herein shall have the same meanings set forth in the Offer to Purchase.
If delivering by hand, express mail, courier, or other expedited service:	By mail:
American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219
For this Notice of Guaranteed Delivery to be validly delivered, it must be received by the Depositary at the above address, or via email, prior to the Expiration Time. Deliveries of this Notice of Guaranteed Delivery to the Company, the Information Agent or The Depository Trust Company (“DTC”) will not constitute valid delivery and will not be forwarded to the Depositary and therefore will not constitute valid delivery.
This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution under the instructions in the Letter of Transmittal, the signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.
To be effective, this form must be properly completed, signed and delivered, together with your properly completed Letter of Transmittal, to the Depositary at one of the addresses, or at the email address, listed on the first page of this Notice of Guaranteed Delivery by the Expiration Time. Do not send your Offer materials to the Company or the Information Agent. Participants should notify the Depositary prior to covering through the submission of a physical security directly to the Depositary based on a guaranteed delivery that was submitted via the ATOP platform of DTC.
Ladies and Gentlemen:
The undersigned hereby tenders to the Company, at the price per share indicated in this Notice of Guaranteed Delivery, on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, receipt of which is hereby acknowledged, the number of shares set forth below, all pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase. All capitalized terms used and not defined herein shall have the same meanings as in the Offer to Purchase.
Number of shares to be tendered:   shares.
THE UNDERSIGNED IS TENDERING SHARES AS FOLLOWS (CHECK ONLY ONE BOX):
(1)
AUCTION TENDER: PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED (SEE INSTRUCTION 4 TO THE LETTER OF TRANSMITTAL)

By checking one of the following boxes below instead of the box under Section 2, “Purchase Price Tender,” you are tendering shares pursuant to an Auction Tender at the price checked. This election could result in none of your shares being purchased if the Purchase Price determined by the Company for the shares is less than the price checked below. If you wish to tender shares at more than one price, you must complete a separate Notice of Guaranteed Delivery for each price at which you tender shares. The same shares cannot be tendered at more than one price, unless previously and validly withdrawn. (See Section 3 and Section 4 of the Offer to Purchase and Instruction 4 to the Letter of Transmittal).
PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED. CHECK ONLY ONE BOX. IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED, THERE IS NO PROPER TENDER OF SHARES
(Stockholders who desire to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are tendered.)
☐ $1.30	☐ $1.35	☐ $1.40	☐ $1.45	☐ $1.50
☐ $1.55
OR
(2)
PURCHASE PRICE TENDER (SEE INSTRUCTION 5 TO THE LETTER OF TRANSMITTAL)

☐
By checking this one box instead of one of the price boxes under Section 1, “Auction Tender: Price (in Dollars) per Share at Which Shares are Being Tendered,” you are tendering shares pursuant to a Purchase Price Tender and are willing to accept the Purchase Price determined by the Company in accordance with the terms of the Offer. This action will maximize the chance of having the Company purchase your shares pursuant to the Offer (subject to proration, “odd lot” priority and conditional tender provisions). Note that this election is deemed to be a tender of shares at the minimum price under the Offer of $1.30 per share and could cause the purchase price in the Offer to be lower and could result in the tendered shares being purchased at the minimum price under the Offer of $1.30 per share, a price that could be below the reported closing price of our common stock on OTC Pink at the Expiration Time. (See Section 3 of the Offer to Purchase and Instruction 5 to the Letter of Transmittal).

CHECK ONE, AND ONLY ONE, BOX ABOVE. IF MORE THAN ONE BOX IS CHECKED ABOVE, THERE IS NO PROPER TENDER OF SHARES. IF NO BOX IS CHECKED, YOU WILL NOT BE DEEMED TO HAVE MADE A PURCHASE PRICE TENDER.

ODD LOTS
(See Sections 1 and 3 of the Offer to Purchase and Instruction 6 of the Letter of Transmittal)
As described in Sections 1 and 3 of the Offer to Purchase, under certain conditions, stockholders holding a total of fewer than 100 shares may have their shares tendered at or below the Purchase Price accepted for payment before any proration of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of 100 or more shares in the aggregate, even if these holders have separate accounts or certificates representing fewer than 100 shares. Accordingly, this section is to be completed only if shares are being tendered by or on behalf of a person owning, beneficially or of record, an aggregate of fewer than 100 shares. The undersigned either (check one box):
☐
is the beneficial or record owner of an aggregate of fewer than 100 shares, all of which are being tendered; or

☐
is a broker, dealer, commercial bank, trust company or other nominee that (a) is tendering for the beneficial owner(s) shares with respect to which it is the record holder and (b) believes, based upon representations made to it by the beneficial owner(s), that each such person is the beneficial owner of an aggregate of fewer than 100 shares and is tendering all of such shares.

CONDITIONAL TENDER
(See Section 3 of the Offer to Purchase and Box 6 of the Letter of Transmittal)
As described in Section 3 of the Offer to Purchase, a tendering stockholder may condition his or her tender of shares upon the Company purchasing all or a specified minimum number of the shares tendered. Unless at least the minimum number of shares you indicate below is purchased by the Company pursuant to the terms of the Offer, none of the shares tendered by you will be purchased. It is the tendering stockholder’s responsibility to calculate the minimum number of shares that must be purchased from the stockholder in order for the stockholder to qualify for sale or exchange (rather than distribution) treatment for U.S. federal income tax purposes. Stockholders are urged to consult with their tax advisors before completing this section. No assurances can be provided that a conditional tender will achieve the intended U.S. federal income tax result for any stockholder tendering shares. Unless the first box below has been checked and a minimum number of shares specified, your tender will be deemed unconditional.
☐
The minimum number of shares that must be purchased from me, if any are purchased from me, is:    shares.

If, because of proration, the minimum number of shares designated will not be purchased, the Company may accept conditional tenders by random lot, if necessary. However, to be eligible for purchase by random lot, the tendering stockholder must have tendered all of his or her shares and checked this box:
☐
The tendered shares represent all shares held by the undersigned.

ALL STOCKHOLDERS TENDERING BY NOTICE OF GUARANTEED DELIVERY
MUST COMPLETE THE FORM BELOW AND HAVE THE GUARANTEE ON
THE FOLLOWING PAGE COMPLETED.
Certificate Nos. (if available):
Name(s) of Record Holder(s):
(Please Type or Print)
Address(es):
Zip Code(s):
Daytime Area Code and Telephone Number:
Email:
Signature(s):
Dated:        , 2022

If shares will be tendered by book-entry transfer, check this box and provide the following information:
Name of Tendering Institution:
Account Number at DTC:
THE GUARANTEE SET FORTH BELOW MUST BE COMPLETED.
To be effective, this form must be properly completed, signed and delivered, together with your properly completed Letter of Transmittal, to the Depositary at one of the addresses, or at the email address, listed on the first page of this Notice of Guaranteed Delivery by the Expiration Time. Do not send your Offer materials to the Company or the Information Agent. Participants should notify the Depositary prior to covering through the submission of a physical security directly to the Depositary based on a guaranteed delivery that was submitted via the ATOP platform of DTC.
GUARANTEE (NOT TO BE USED FOR SIGNATURE GUARANTEE)
The undersigned, a firm that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is also an “eligible guarantor institution,” as the term is defined in Rule 17Ad-15 (the “Eligible Institution”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), hereby guarantees that (1) the above named person(s) “own(s)” the shares tendered hereby within the meaning of Rule 14e-4 under the Exchange Act, (2) such tender of shares complies with Rule 14e-4 under the Exchange Act and (3) it will deliver to the Depositary either the certificates representing the shares tendered hereby, in proper form for transfer, or confirmation of book-entry transfer of such shares into the Depositary’s account at DTC, in any such case, together with a properly completed and duly executed Letter of Transmittal or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any required signature guarantees and other documents required by the Letter of Transmittal, within two business days (as defined in the Offer to Purchase) after the date of receipt by the Depositary of this Notice of Guaranteed Delivery.
The Eligible Institution that completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for shares to the Depositary within the time period shown herein. Failure to do so could result in financial loss to such Eligible Institution.
Name of Firm:
Authorized Signature:
Name:
(Please Type or Print)
Title:
Address:
Zip Code:
Area Code and Telephone Number:
Email:
Dated:        , 2022
NOTE: DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE. CERTIFICATES FOR SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.
To be effective, this form must be properly completed, signed and delivered, together with your properly completed Letter of Transmittal, to the Depositary at one of the addresses, or at the email address, listed on the first page of this Notice of Guaranteed Delivery by the Expiration Time. Do not send your Offer materials to the Company or the Information Agent. Participants should notify the Depositary prior to covering through the submission of a physical security directly to the Depositary based on a guaranteed delivery that was submitted via the ATOP platform of DTC.

Exhibit (a)(1)(D)
SYMBOLIC LOGIC, INC.
Offer to Purchase for Cash
Up to $9,600,000.00 of Shares of its Common Stock
At a Purchase Price Not Less Than $1.30 Per Share and
Not More Than $1.55 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 4:59 P.M. (EASTERN DAYLIGHT TIME) ON JUNE 23, 2022, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”) OR OTHERWISE TERMINATED.

May 23, 2022
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
Symbolic Logic, Inc., a Delaware corporation (the “Company”), is making an offer to purchase for cash shares (the “shares”) of its common stock, par value $0.001 per share (the “common stock”) for aggregate purchases under the Offer to Purchase (as defined below) (“Aggregate Purchase Consideration”) of no more than $9.6 million, pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $1.30 and not more than $1.55 per share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 23, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.
Promptly following the Expiration Time, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per share (the “Purchase Price”), which will be not less than $1.30 and not more than $1.55 per share, that it will pay for shares purchased in the Offer, taking into account the number of shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by stockholders tendering shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $1.30 per share (which is the minimum price per share under the Offer) for purposes of determining the Purchase Price. The Purchase Price will be the lowest price per share of not less than $1.30 and not more than $1.55 per share that will enable the Company to purchase the maximum number of shares validly tendered in the Offer and not validly withdrawn having an Aggregate Purchase Consideration not exceeding $9.6 million. Shares validly tendered pursuant to an Auction Tender will not be purchased if the price specified in the Auction Tender is greater than the Purchase Price. Stockholders who validly tender shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender.
In accordance with the rules of the Securities and Exchange Commission, in the event that shares are validly tendered at or below the Purchase Price having an Aggregate Purchase Consideration of more than $9.6 million, the Company may exercise its right to purchase an additional number of shares of its common stock not to exceed 2% of the total number of shares of common stock outstanding (exclusive of any shares of its common stock held by or for the Company’s account or by or for the account of any of the Company’s subsidiaries) without extending the Expiration Time.
All shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the Purchase Price may not be purchased if more than the number of shares the Company seeks to purchase are validly tendered at or below the Purchase Price and not validly withdrawn.

Upon the terms and subject to the conditions of the Offer, if the number of shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an Aggregate Purchase Consideration of more than $9.6 million, the Company will purchase shares: (i) first, from all holders of “odd lots” of less than 100 shares who validly tender all of their shares at or below the Purchase Price, and do not validly withdraw them prior to the Expiration Time; (ii) second, from all other stockholders (except for stockholders who tendered shares conditionally for which the condition was not satisfied) who validly tender shares at or below the Purchase Price (and do not validly withdraw them prior to the Expiration Time), on a pro rata basis with appropriate adjustments to avoid the purchase of fractional shares, until the Company has purchased shares resulting in an Aggregate Purchase Consideration of $9.6 million; and (iii) third, only if necessary to permit the Company to purchase shares resulting in an Aggregate Purchase Consideration of $9.6 million, from holders who validly conditionally tender shares at or below the Purchase Price (and do not validly withdraw such shares prior to the Expiration Time) for which the condition was not initially satisfied, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have validly tendered and not validly withdrawn all of their shares prior to the Expiration Time. See Sections 1 and 3 of the Offer to Purchase.
For your information, and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.
Offer to Purchase, dated May 23, 2022;

2.
Letter of Transmittal (including the Form W-9), for your use in accepting the Offer and tendering shares of, and for the information of, your clients;

3.
Letter to Clients, for you to send to your clients for whose accounts you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.
Notice of Guaranteed Delivery, to be used to accept the Offer if (1) certificates representing your clients’ shares are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Time (or the procedures for book-entry transfer cannot be completed on a timely basis), or (2) if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Time; and

5.
Return envelope addressed to American Stock Transfer & Trust Company, LLC (the “Depositary”).

The conditions of the Offer are described in Section 3 of the Offer to Purchase. Please see Section 12 of the Offer to Purchase for a summary of certain material United States federal income tax consequences to stockholders of an exchange of shares for cash pursuant to the Offer, including with respect to withholding requirements.
Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire one minute after 4:59 p.m. (Eastern Daylight Time) on June 23, 2022 unless the Offer is extended or terminated. Under no circumstances will the Company pay interest on the Purchase Price, even if there is any delay in making payment.
For shares to be tendered validly pursuant to the Offer:
•
the certificates for the shares, or confirmation of receipt of the shares pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Time by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•
tendering stockholders must, prior to the Expiration Time, comply with the guaranteed delivery procedures set forth in the Offer to Purchase and thereafter timely deliver the shares subject to such notice of guaranteed delivery in accordance with such procedures.

Although the Company’s Board of Directors has authorized the Offer, it has not, nor has the Company, the Information Agent or the Depositary (each as defined in the Offer to Purchase) made, and they are not making, any recommendation to your clients as to whether they should tender or refrain from tendering their shares or as to the price or prices at which they may choose to tender their shares. Your clients must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer. See Section 6 of the Offer to Purchase. Your clients are urged to discuss their decisions with their tax advisors, financial advisors and/or brokers.
The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 10 of the Offer to Purchase).
The Offer is not being made to, nor will tenders be accepted from or on behalf of, stockholders in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If the Company becomes aware of any such jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
Questions and requests for assistance may be directed to the Information Agent and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers Call: (212) 269-5550
All Others Call Toll Free: (866) 864-4943
Email: symboliclogic@dfking.com
Very truly yours,
Symbolic Logic, Inc.
Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Board of Directors, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

Exhibit (a)(1)(E)
SYMBOLIC LOGIC, INC.
Offer to Purchase for Cash
Up to $9,600,000.00 of Shares of its Common Stock
At a Purchase Price Not Less Than $1.30 Per Share and
Not More Than $1.55 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 4:59 P.M. (EASTERN DAYLIGHT TIME) ON JUNE 23, 2022, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”) OR OTHERWISE TERMINATED.

May 23, 2022
To Our Clients:
Enclosed for your consideration are the Offer to Purchase, dated May 23, 2022 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), in connection with the offer by Symbolic Logic, Inc., a Delaware corporation (the “Company”), to purchase for cash shares (the “shares”) of its common stock, par value $0.001 per share (the “common stock”) for aggregate purchases under the Offer to Purchase (“Aggregate Purchase Consideration”) of no more than $9.6 million, pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $1.30 and not more than $1.55 per share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer. After the Expiration Time, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per share (the “Purchase Price”), which will be not less than $1.30 and not more than $1.55 per share, that it will pay for shares purchased in the Offer, taking into account the number of shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by stockholders tendering shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $1.30 per share (which is the minimum price per share under the Offer) for purposes of determining the Purchase Price. The Purchase Price will be the lowest price per share of not less than $1.30 and not more than $1.55 per share that will enable the Company to purchase the maximum number of shares validly tendered in the Offer and not validly withdrawn having an Aggregate Purchase Consideration not exceeding $9.6 million. All shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price. Only shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the Purchase Price may not be purchased if more than the number of shares the Company seeks to purchase are validly tendered at or below the Purchase Price and not validly withdrawn. If any tendered shares are not purchased or if less than all shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder. See Sections 2, 3 and 4 of the Offer to Purchase.
Upon the terms and subject to the conditions of the Offer, if the number of shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an Aggregate Purchase Consideration of more than $9.6 million, the Company will purchase shares: (i) first, from all holders of “odd lots” of less than 100 shares who validly tender all of their shares at or below the Purchase Price (and do not validly withdraw them prior to the Expiration Time); (ii) second, from all other stockholders (except for stockholders who tendered shares conditionally for which the condition was not satisfied) who validly tender shares at or below the Purchase Price (and do not validly withdraw such shares prior to the Expiration Time), on a pro rata basis with appropriate adjustments to avoid the purchase of fractional shares, until the Company has purchased shares resulting in an Aggregate Purchase Consideration of $9.6 million; and (iii) third, only if necessary to permit the Company to purchase shares resulting in an Aggregate Purchase Consideration of $9.6 million, from holders who validly conditionally tender shares at or below the Purchase Price (and do not validly withdraw such shares prior to the Expiration Time) for which the condition was not initially satisfied by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have validly tendered and not validly withdrawn all of their shares prior to the Expiration Time. See Sections 2, 3, 4 and 6 of the Offer to Purchase.
In accordance with the rules of the Securities and Exchange Commission, in the event that shares are validly tendered at or below the Purchase Price having an Aggregate Purchase Consideration of more than $9.6 million, the Company may at its option exercise its right to purchase up to an additional 2% of its outstanding shares of common stock (exclusive of shares of common stock held by or for the Company’s account or by or for the account of any of the Company’s subsidiaries) without extending the Expiration Time.
We are the holder of record (directly or indirectly) of shares held for your account. As such, we are the only ones who can tender your shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to tender shares we hold for your account.
Please instruct us, by completing the attached Instruction Form, as to whether you wish us to tender all or any portion of the shares we hold for your account on the terms and subject to the conditions of the Offer.
Please note the following:
1. If you wish to make an Auction Tender, you may tender your shares at a price not less than $1.30 and not more than $1.55 per share, in increments of $0.05, as indicated in the attached Instruction Form, net to you in cash, less any applicable withholding tax and without interest. Alternatively, you may make a Purchase Price Tender by checking the appropriate box on the Instruction Form. If you validly tender shares without specifying whether you are making an Auction Tender or a Purchase Price Tender, you will be deemed to have made a Purchase Price Tender.
2. You should consult with your broker or other financial or tax advisor on the possibility of designating the priority in which your shares will be purchased in the event of proration.
3. The Offer is not conditioned upon the receipt of financing or any minimum number of shares being tendered. The Offer is, however, subject to a number of other terms and conditions. See Section 7 of the Offer to Purchase.
4. The Offer and withdrawal rights will expire one minute after 4:59 p.m. (Eastern Daylight Time) on June 23, 2022, unless the Offer is extended or terminated.
5. If you wish to tender shares at more than one price, you must complete a separate Instruction Form for each price at which you wish to tender shares. We must submit separate Letters of Transmittal or Agent’s Messages on your behalf for each price at which you are tendering shares, provided, however, that the same shares cannot be tendered at more than one price, unless previously validly withdrawn. See Section 3 of the Offer to Purchase.
6. If you are an Odd Lot Holder (as such term is defined in the Offer to Purchase) and you instruct us to tender on your behalf all of the shares that you own at or below the Purchase Price prior to the Expiration Time, and check the box captioned “Odd Lots” on the attached Instruction Form, the Company, on the terms and subject to the conditions of the Offer, will accept all such shares for payment before any proration of the purchase of other tendered shares.
7. If you wish to tender shares subject to the condition that all or a specified minimum number of your shares tendered must be purchased if any shares tendered are purchased, you may elect to do so, and thereby avoid possible proration, by completing the section captioned “Conditional Tender” in the attached Instruction Form.

The Company’s purchase of shares from all tenders which are so conditioned, to the extent necessary, will be determined by random lot, treating all tenders by a particular stockholder as a single lot. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.
8. Any tendering stockholder or other payee who is a U.S. Holder (as defined in Section 12 of the Offer to Purchase) and who fails to complete, sign and return to the Depositary the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal (or such other IRS form as may be applicable) may be subject to United States federal income tax backup withholding of 24% of the gross proceeds paid to the U.S. Holder or other payee pursuant to the Offer, unless such holder establishes that such holder is exempt from backup withholding. In order to avoid backup withholding, any tendering stockholder who is a non-U.S. Holder must file an appropriate IRS Form W-8, attesting to such stockholder’s exemption from backup withholding. The form can be obtained from the IRS website at www.irs.gov. See Section 12 of the Offer to Purchase.
If you wish to have us tender all or any portion of your shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. An envelope to return your Instruction Form to us is enclosed.
If you authorize us to tender your shares, we will tender all your shares unless you specify otherwise on the attached Instruction Form.
Your prompt action is requested. Your Instruction Form should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Time. Please note that the Offer and withdrawal rights will expire one minute after 4:59 p.m. (Eastern Daylight Time) on June 23, 2022, unless the Offer is extended or terminated.
The Offer is not being made to, nor will tenders be accepted from or on behalf of, stockholders in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If the Company becomes aware of any such jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
ALTHOUGH THE COMPANY’S BOARD OF DIRECTORS HAS AUTHORIZED THE OFFER, IT HAS NOT, NOR HAS THE COMPANY, THE INFORMATION AGENT (AS DEFINED IN THE OFFER TO PURCHASE) OR THE DEPOSITARY (AS DEFINED IN THE OFFER TO PURCHASE) MADE, AND THEY ARE NOT MAKING, ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISIONS AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE IN, THE OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. YOU ARE URGED TO DISCUSS YOUR DECISIONS WITH YOUR TAX ADVISORS, FINANCIAL ADVISORS AND/OR BROKERS.

INSTRUCTION FORM WITH RESPECT TO
SYMBOLIC LOGIC, INC.
Offer to Purchase for Cash
Up to $9,600,000 of Shares of its Common Stock
At a Purchase Price Not Less Than $1.30 Per Share and
Not More Than $1.55 per Share
The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated May 23, 2022 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), in connection with the offer by Encore Capital Group, Inc., a Delaware corporation (the “Company”), to purchase for cash shares (the “shares”) of its common stock, par value $0.001 per share (the “common stock”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $1.30 and not more than $1.55 per share or (ii) purchase price tenders, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and in the Letter of Transmittal.
The undersigned hereby instruct(s) you to tender to the Company the number of shares indicated below or, if no number is indicated, all shares you hold for the account of the undersigned, on the terms and subject to the conditions of the Offer.
In participating in the Offer, the undersigned acknowledges that: (1) the Offer is established voluntarily by the Company, it is discretionary in nature and it may be extended, modified, suspended or terminated by the Company as provided in the Offer to Purchase; (2) the undersigned is voluntarily participating in the Offer; (3) the future value of the shares is unknown and cannot be predicted with certainty; (4) the undersigned has received the Offer to Purchase and the Letter of Transmittal (as amended or supplemented); (5) any foreign exchange obligations triggered by the undersigned’s tender of shares or the receipt of proceeds are solely his or her responsibility; and (6) regardless of any action that the Company takes with respect to any or all income/capital gains tax, social security or insurance tax, transfer tax or other tax-related items (“Tax Items”) related to the Offer and the disposition of shares, the undersigned acknowledges that the ultimate liability for all Tax Items is and remains his or her sole responsibility. In that regard, the undersigned authorizes the Company to withhold all applicable Tax Items that the withholding agent is legally required to withhold. The undersigned consents to the collection, use and transfer, in electronic or other form, of the undersigned’s personal data as described in this document by and among, as applicable, the Company, its subsidiaries, and third-party administrators for the exclusive purpose of implementing, administering and managing his or her participation in the Offer.
The undersigned understands that the Company holds certain personal information about him or her, including, as applicable, but not limited to, the undersigned’s name, home address and telephone number, date of birth, social security number or other identification number, nationality, any common stock held in the Company, details of all options or any other entitlement to shares outstanding in the undersigned’s favor, for the purpose of implementing, administering and managing his or her stock ownership (“Data”). The undersigned understands that Data may be transferred to any third parties assisting in the implementation, administration and management of the Offer, that these recipients may be located in his or her country or elsewhere, and that the recipient’s country may have different data privacy laws and protections than his or her country. The undersigned understands that he or she may request a list with the names and addresses of any potential recipients of the Data. The undersigned authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing his or her participation in the Offer, including any requisite transfer of such Data as may be required to a broker or other third party with whom the undersigned held any shares of the Company’s common stock. The undersigned understands that Data will be held only as long as is necessary to implement, administer and manage his or her participation in the Offer. The undersigned understands that he or she may, at any time, view Data, request additional information about storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost. The undersigned understands, however, that refusing or withdrawing his or her consent may affect his or her ability to participate in the Offer. For more information on the consequences of his or her refusal to consent or withdrawal of consent, the undersigned understands that he or she may contact the Depositary.
Number of shares to be tendered by you for the account of the undersigned: shares. Unless otherwise indicated, it will be assumed that all shares held by us for your account are to be tendered.
THE UNDERSIGNED IS TENDERING SHARES AS FOLLOWS (CHECK ONLY ONE BOX):
(1)
AUCTION TENDER: PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED (SEE INSTRUCTION 4 TO THE LETTER OF TRANSMITTAL)

By checking one of the following boxes below instead of the box under Section 2, “Purchase Price Tender,” you are tendering shares pursuant to an Auction Tender at the price checked. This election could result in none of your shares being purchased if the Purchase Price determined by the Company for the shares is less than the price checked below. If you wish to tender shares at more than one price, you must complete a separate Letter of Transmittal for each price at which you tender shares. The same shares cannot be tendered at more than one price, unless previously and validly withdrawn. (See Section 3 and Section 4 of the Offer to Purchase and Instruction 4 to the Letter of Transmittal).
PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
CHECK ONLY ONE BOX
IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED, THERE IS NO PROPER TENDER OF SHARES
(Stockholders who desire to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are tendered.)
☐ $1.30	☐ $1.35	☐ $1.40	☐ $1.45	☐ $1.50
☐ $1.55
OR
(2)
PURCHASE PRICE TENDER (SEE INSTRUCTION 5 TO THE LETTER OF TRANSMITTAL)

☐
By checking this one box instead of one of the price boxes under Section 1, “Auction Tender: Price (in Dollars) per Share at Which Shares are Being Tendered,” you are tendering shares pursuant to a Purchase Price Tender and are willing to accept the Purchase Price selected by the Company in accordance with the terms of the Offer. This action will maximize the chance of having the Company purchase your shares pursuant to the Offer (subject to proration, “odd lot” priority and conditional tender provisions). Note that this election is deemed to be a tender of shares at the minimum price under the Offer of $1.30 per share and could cause the purchase price in the Offer to be lower and could result in the tendered shares being purchased at the minimum price under the Offer of $1.30 per share, a price that could be below the reported closing price of our common stock on OTC Pink at the Expiration Time. (See Section 3 of the Offer to Purchase and Instruction 5 to the Letter of Transmittal).

CHECK ONE, AND ONLY ONE, BOX ABOVE. IF MORE THAN ONE BOX IS CHECKED ABOVE, THERE IS NO PROPER TENDER OF SHARES. IF NO BOX IS CHECKED, YOU WILL BE DEEMED TO HAVE MADE A PURCHASE PRICE TENDER.
ODD LOTS
(See Section 1 of the Offer to Purchase and Instruction 6 of the Letter of Transmittal)
As described in Section 1 of the Offer to Purchase, under certain conditions, stockholders holding a total of fewer than 100 shares may have their shares tendered at or below the Purchase Price accepted for payment before any proration of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of 100 or more shares in the aggregate, even if these holders have separate accounts or certificates representing fewer than 100 shares. Accordingly, this section is to be completed only if shares are being tendered by or on behalf of a person owning, beneficially or of record, an aggregate of fewer than 100 shares. The undersigned either (check one box):
☐
is the beneficial or record owner of an aggregate of fewer than 100 shares, all of which are being tendered; or

☐
is a broker, dealer, commercial bank, trust company or other nominee that (a) is tendering for the beneficial owner(s) shares with respect to which it is the record holder and (b) believes, based upon representations made to it by the beneficial owner(s), that each such person is the beneficial owner of an aggregate of fewer than 100 shares and is tendering all of such shares.

CONDITIONAL TENDER
(See Section 6 of the Offer to Purchase and Box 6 of the Letter of Transmittal)
As described in Section 6 of the Offer to Purchase, a tendering stockholder may condition his or her tender of shares upon the Company purchasing all or a specified minimum number of the shares tendered. Unless at least the minimum number of shares you indicate below is purchased by the Company pursuant to the terms of the Offer, none of the shares tendered by you will be purchased. It is the tendering stockholder’s responsibility to calculate the minimum number of shares that must be purchased from the stockholder in order for the stockholder to qualify for sale or exchange (rather than distribution) treatment for U.S. federal income tax purposes. Stockholders are urged to consult with their tax advisors before completing this section. No assurances can be provided that a conditional tender will achieve the intended U.S. federal income tax result for any stockholder tendering shares. Unless the first box below has been checked and a minimum number of shares specified, your tender will be deemed unconditional.
☐
The minimum number of shares that must be purchased from me/us, if any are purchased from me/us, is: shares.

If, because of proration, the minimum number of shares designated will not be purchased, the Company may accept conditional tenders by random lot, if necessary. However, to be eligible for purchase by random lot, the tendering stockholder must have tendered all of his or her shares and checked this box:
☐
The tendered shares represent all shares held by the undersigned.

ALL STOCKHOLDERS WISHING TO GIVE INSTRUCTIONS PURSUANT
TO THIS INSTRUCTION FORM MUST COMPLETE THE FORM BELOW.
The method of delivery of this document is at the election and risk of the tendering stockholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.
Signature(s)
Name(s)
(Please Type or Print)
Taxpayer Identification or Social Security Number:
Address(es):
Zip Code(s):
Daytime Area Code and Telephone Number:
Email:
Dated: , 2022

Exhibit (a)(5)(A)
Symbolic Logic, Inc. Announces Tender Offer to Purchase up to $9.6 Million of Shares of its Common Stock
ENGLEWOOD, CO, May 23, 2022 /EIN PRESSWIRE.com/ — Symbolic Logic, Inc. (OTC Pink: EVOL) (“Symbolic Logic”) today is announcing a modified “Dutch auction” tender offer to purchase with cash up to $9.6 million of shares of its common stock, at a price per share of not less than $1.30 and not more than $1.55. The complete terms of the tender offer are set forth in the offer to purchase and the related letter of transmittal, each dated today.
The tender offer will expire one minute after 4:59 P.M. Eastern Daylight Time on June 23, 2022, unless extended by Symbolic Logic or otherwise terminated. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials. The tender offer is not conditioned on the receipt of financing or any minimum number of shares being tendered, but it is subject to certain other conditions. Subject to applicable law, Symbolic Logic may extend, terminate or otherwise amend the tender offer in its sole discretion. The tender offer documents contain tendering instructions and a complete explanation of the tender offer’s terms and conditions. Symbolic Logic expects to use cash and cash equivalents to fund the purchase of shares validly tendered and accepted in the tender offer.
A modified “Dutch auction” tender offer allows stockholders to indicate how many shares and at what price within Symbolic Logic’s specified range they wish to tender their shares. Based on the number of shares tendered and the prices specified by the tendering stockholders, Symbolic Logic will determine the lowest price per share within the specified range that will enable it to purchase shares having an aggregate purchase consideration of up to $9.6 million. Symbolic Logic also reserves the right, in the event that more than $9.6 million of its shares are tendered in the tender offer at or below the purchase price, to purchase at its option up to an additional number of shares of common stock not to exceed 2% of the total number of its shares of common stock outstanding (exclusive of any shares of common stock held by or for Symbolic Logic’s account or by or for the account of any of Symbolic Logic’s subsidiaries) without amending or extending the tender offer. All shares purchased by Symbolic Logic in the tender offer will be purchased at the same price. Stockholders whose shares are purchased in the tender offer will be paid the determined purchase price in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer.
Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the expiration of the tender offer, or who are unable to make delivery of all required documents to the depositary prior to the expiration of the tender offer, may tender their shares by complying with the guaranteed delivery procedures set forth in the offer to purchase.
Neither Symbolic Logic, its board of directors, the information agent, nor the depositary makes any recommendation as to whether any stockholder should participate or refrain from participating in the tender offer or as to the price or prices at which stockholders may choose to tender their shares in the tender offer.
D.F. King & Co., Inc. is serving as information agent for the tender offer and American Stock Transfer & Trust Company, LLC is serving as the depositary for the tender offer.
Additional Information Regarding the Tender Offer
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of common stock. The tender offer is being made solely by the Offer to Purchase, Letter of Transmittal and other related tender offer documents, as they may be amended or supplemented from time to time, dated May 23, 2022. Each of these documents is being sent to stockholders and has been filed with the Securities and Exchange Commission. Stockholders may obtain these documents for free from the Securities and Exchange Commission at its website (www.sec.gov). Stockholders may also obtain a copy of these documents from the information agent, D.F. King & Co., Inc., by calling (866) 864-4943 (toll-free). STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN

IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.
Forward-Looking Statements
This press release includes forward-looking statements, including statements regarding the completion, timing and size of the proposed offering and the terms of the tender offer. Forward-looking statements represent Symbolic Logic’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Among those risks and uncertainties are market conditions, including market interest rates, the trading price and volatility of Symbolic Logic’s common stock and risks relating to Symbolic Logic’s business, including those described in periodic reports that Symbolic Logic files from time to time with the U.S. Securities and Exchange Commission. Symbolic Logic may not consummate the proposed offering described in this press release and, if the proposed offering is consummated, cannot provide any assurances regarding the final terms of the tender offer. The forward-looking statements included in this press release speak only as of the date of this press release, and Symbolic Logic does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.
Symbolic Logic Contact
Alice Ahern, Investor Relations

Exhibit 107
Calculation of Filing Fee Tables
SC TO-I
(Form Type)
Symbolic Logic, Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation
	Transaction Valuation	Fee Rate	Amount of filing fee
Fees to Be Paid	$9,600,000.00	$92.70 per $1,000,000	$889.92
Fees Previously Paid
Total Transaction Value			$9,600,000
Total Fees Due for Filing			$889.92
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			$889.92

(1)
The transaction value is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to $9,600,000 of shares.